As filed with the Securities and Exchange Commission on June 5, 2007

Registration No. 333-__________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SB-2

REGISTRATION STATEMENT

under the

SECURITIES ACT OF 1933

AMIWORLD, INC.

(Name of small business issuer in its charter)

Nevada (State or jurisdiction of incorporation or organization)	2860 (Primary Standard Industrial Classification Code Number)	20-5928518 (I.R.S. Employer Identification Number)

Amiworld, Inc.

60 E. 42nd Street, Suite 1225

New York, NY 10165

(212) 557-0223

(Address and telephone number of principal executive offices and principal place of business)

Mamoru Saito, Chief Executive Officer

Amiworld, Inc.

60 E. 42nd Street, Suite 1225

New York, NY 10165

(212) 557-0223

(Name, address and telephone number of agent for service)

Copies of all communications to:

Andrew I. Telsey, Esq.

Andrew I. Telsey, P.C.

12835 E. Arapahoe Road

Tower I Penthouse #803

Englewood, Colorado 80112

(303) 768-9221

(303) 768-9224 FAX

Approximate date of proposed sale to public:

As soon as practicable after this Registration Statement becomes effective.

If any securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /X/

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered		Proposed Maximum Offering Price Per Share (1)	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee
Common Stock, $.001 par value per share ...................................	3,573,900	(2)	$3.00	$3,573,900	$329.16
TOTAL ...........................................	$3,573,900		$3.00	$3,573,900	$329.16

(1)	Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(e) under the Securities Act of 1933.

(2)

Represents those shares of Common Stock issued to the selling stockholders pursuant to our December 2006 private placement, as well as shares issued to former shareholders of Amiworld, Inc., a New York corporation and our predecessor, when we merged with said company in March 2007.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

Subject to Completion, dated June 5, 2007

PRELIMINARY

PROSPECTUS

Amiworld, Inc.

Common Stock

3,573,900 Shares

This Prospectus relates to the resale by the selling stockholders (the “Selling Stockholders”) of 3,573,900 shares of our common stock (the “Common Stock” or the “Securities”). The Selling Stockholders may sell their shares of our Common Stock from time to time at the initial price of $3.00 per share until our common shares are quoted on the NASD’s OTC Bulletin Board or a national exchange and thereafter at prevailing market prices or privately negotiated prices. See “DETERMINATION OF OFFERING PRICE,” “SELLING STOCKHOLDERS” and “PLAN OF DISTRIBUTION.”

We will pay the expenses of registering these shares. We will not receive any proceeds from the sale of shares of Common Stock in this Offering. All of the net proceeds from the sale of our Common Stock will go to the Selling Stockholders.

Our Common Stock is not currently listed for trading on any exchange. It is our intention to seek quotation on the OTC Bulletin Board (the “OTCBB”) or other national exchange, if we qualify for listing on the same. There can be no assurances that our Common Stock will be approved for trading on the OTCBB, or any other trading exchange.

Investing in these Securities involves significant risks. Investors should not buy these Securities unless they can afford to lose their entire investment.

SEE “RISK FACTORS” BEGINNING ON PAGE 6.

The information in this Prospectus is not complete and may be changed. This Prospectus is included in the registration statement that was filed by Amiworld, Inc. with the Securities and Exchange Commission. The Selling Stockholders may not sell these Securities until the registration statement becomes effective. This Prospectus is not an offer to sell these Securities and is not soliciting an offer to buy these Securities in any State where the offer or sale is not permitted.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus is [_____________], 200__

TABLE OF CONTENTS

PROSPECTUS SUMMARY	3
ABOUT THE OFFERING	4
SUMMARY FINANCIAL DATA	5
RISK FACTORS	6
FORWARD-LOOKING STATEMENTS	16
USE OF PROCEEDS	16
DETERMINATION OF OFFERING PRICE	16
MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS	17

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS	17
DESCRIPTION OF BUSINESS	28
MANAGEMENT	42
EXECUTIVE COMPENSATION	44
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS	45
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	46
DESCRIPTION OF SECURITIES	47

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION

FOR SECURITIES ACT LIABILITIES	47
SELLING STOCKHOLDERS	48
PLAN OF DISTRIBUTION	56
LEGAL MATTERS	59
EXPERTS	59
AVAILABLE INFORMATION	60
FINANCIAL STATEMENT INDEX	F-1

PROSPECTUS SUMMARY

This summary provides an overview of certain information contained elsewhere in this Prospectus and does not contain all of the information that you should consider or that may be important to you. Before making an investment decision, you should read the entire Prospectus carefully, including the “RISK FACTORS” section, the financial statements and the notes to the financial statements. In this Prospectus, the terms “Amiworld,” the “Company,” “we,” “us” and “our” refer to Amiworld, Inc. and its subsidiaries, unless otherwise specified herein.

We were incorporated in the State of Nevada on November 20, 2006. In December 2006, we commenced a private offering of our Common Stock, whereby we sold an aggregate of 346,190 shares of our Common Stock to 307 investors, none of whom are residents of the United States, at a price of $10.00 per share, for aggregate proceeds of $3,461,900.

In March 2007, we merged with a predecessor company, Amiworld, Inc., a New York corporation (“Amiworld – NY”), for the purposes of affecting a reincorporation in the state of Nevada. We issued an aggregate of 372,000 shares of our Common Stock to the shareholders of Amiworld – NY in exchange for all of its issued and outstanding shares. We were the surviving entity in this merger. Following the closing of this merger, in March 2007, we engaged in a forward split of our Common Stock whereby we issued ten (10) shares of our Common Stock for every one (1) share then issued and outstanding. All references in this Prospectus to our issued and outstanding Common Stock are provided on a post-forward split basis, unless otherwise indicated.

We are currently a development stage holding company that intends to operate through our subsidiary companies, including Odin Energy Santa Marta Corporation Limited, a Columbian corporation engaged in the development of a biodiesel fuel plant in Columbia, South America. In November 2006 we began construction on our plant in Columbia that we expect to complete in the last calendar quarter of 2007. We intend to utilize palm oil as our primary feedstock to produce biodiesel fuel. According to the USDA, Columbia is currently the world’s 5th largest producer of palm oil, what we consider to be the most reliable source of feedstock for biodiesel (www.fas.usda.gov/psdonline/psdreport.aspx). The site of our biodiesel plant was chosen in order to facilitate both access to feedstock, as well as easy access to the Santa Marta port, which is approximately 7 to 10 minutes away. There is no pipeline between our site and the port and we do not expect to build one at this time. We intend to transport our biodiesel to the port by rolling tanks. We may build a pipeline in the future. Once completed and in full operation, we anticipate that our plant will produce approximately 108,000 tons of biodiesel fuel annually. In November 2006 we entered into an agreement with CM Bernardini S.R.L., Rome Italy (“Bernardini “), to construct our plant. Bernardini is an international recognized company that has vast experience in constructing biodiesel plants. See “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS – PLAN OF OPERATION” and “DESCRIPTION OF BUSINESS.”

In addition, through our other subsidiary companies, we intend to develop a cargo shipping business that purchases small oil tankers to engage in the trade of oil through the free trade zone of Panama and primarily focus on shipping oil from South American countries through this free trade zone. We also intend to engage in the purchase and re-sale of oil from Trinidad & Tobago and Venezuela to Panama, as well as other potential businesses. However, our initial priority shall be the development of the biodiesel plant described above. For a more detailed description of our current business plan, see

“MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS – PLAN OF OPERATION” and “DESCRIPTION OF BUSINESS,” below.

As of March 31, 2007, we had an accumulated deficit of $2,598,256 and we incurred a net loss of $107,841 for the three-month period ended March 31, 2007. We have not yet begun generating revenues from operations. We expect to commence generating revenues during the last calendar quarter of 2007 upon the completion and commencement of operations of our Columbian biodiesel plant.

Our principal executive offices are located at 60 E. 42nd Street, Suite 1225, New York, NY 10165, telephone (212) 557-0223. All prospective investors are invited to visit our website at www.amiworld.com. Prospective investors should be aware that the information contained on our website is not a part of this Prospectus. Investors should rely only upon the information contained herein.

ABOUT THE OFFERING

Common Stock Offered by Selling Shareholders	3,573,900 shares. This number represents approximately 49% of the total number of shares outstanding following this Offering.
Common Stock Outstanding After the Offering	7,236,910 shares.
Use of Proceeds	We will not receive any proceeds from the sale of the Common Stock.

SUMMARY FINANCIAL DATA

SELECTED FINANCIAL DATA

The following summary of our financial information for the year ended December 31, 2006, and the period from inception of our predecessor company (October 30, 1998) through March 31, 2007, has been derived from, and should be read in conjunction with, our audited financial statements included elsewhere in this Prospectus. The summary of our financial information for the three-month periods ended March 31, 2007 and 2006 has been derived from, and should be read in conjunction with, our unaudited financial statements also included elsewhere in this Prospectus.

Statement of Operations:

	Three Months Ended March 31,		Year Ended December 31,	Period From Inception (Oct. 30, 1998) Through March 31,
	2007	2006	2006	2007
	(unaudited)	(unaudited)
Net revenues	$0	$0	$0		$0
Gross profit	$0	$0	$0		$0
Total operating expenses	$116,812	$74,390	$360,097	$
Loss from operations	$(116,812)	$(74,640)	$(352,805)	$
Other expense	$0	$0	$0	$
Income tax benefit (expense)	$0	$0	$0		$0
Net interest (income)	$6,490	$789	$18,661	$
Net loss	$(108,657)	$(73,851)	$(340,849)	$

Net income per share – diluted	$(0.02)	$(0.03)	$(0.13)		$(0.00)
Weighted common shares outstanding	4,865,077(1)	2,200,000(1)	2,600,494(1)

(1)

Post forward split. Effective in March 2007, we affected a ten (10) for one (1) forward split of our issued and outstanding Common Stock to holders of record on the effective date. Throughout this Prospectus, Common Stock amounts have been adjusted to reflect this change on a retroactive basis.

Balance Sheet:

	March 31, 2007	December 31, 2006	December 31, 2005
	(unaudited)
Cash	$3,405,610	$1,454,648	$323,822
Current assets	$3,730,776	$1,709,084	$323,822
Total assets	$5,821,821	$3,375,638	$335,490
Current liabilities	$1,189,074	$1,170,982	$265,056
Total liabilities	$1,189,074	$1,170,982	$265,056
Total stockholders’ equity	$4,932,255	$2,204,656	$70,434

RISK FACTORS

An investment in our Common Stock is a risky investment. In addition to the other information contained in this Prospectus, prospective investors should carefully consider the following risk factors before purchasing shares of our Common Stock offered hereby. We believe that we have included all material risks.

RISKS RELATED TO OUR OPERATIONS

We have incurred losses in the past and expect to incur greater losses until we implement our business plan. We are a development stage company and we have not yet begun generating revenues. As of March 31, 2007, we had an accumulated deficit of $2,596,792 and incurred a net loss of $73,851. For the year ended December 31, 2006, we incurred a net loss of $336,849. We expect to incur additional losses at least until the completion of our biodiesel factory in Columbia. We estimate that the earliest completion date of this facility and, as a result, our earliest date of biodiesel production will not occur until the last calendar quarter of 2007. Until then, we expect to rely on cash from our recent equity financing to fund all of the cash requirements of our business. Until we successfully build and begin operating our proposed biodiesel plant, we will experience negative cash flow. Once our biodiesel plant is built and becomes operational, there are no assurances that we will be able to attain, sustain or increase profitability on a quarterly or annual basis. A downturn in the demand for biodiesel would significantly and adversely affect our sales and profitability.

We are spending a significant amount of our available capital on our biodiesel plant construction. We can make no assurances that this capital expenditure will successfully achieve desired results. If our proposed biodiesel plant does not achieve desired results, our business and results of operation will be adversely impacted. We are attempting to adhere to a strict timeline to construct our biodiesel plant. Additionally we have firm contracts on all significant portions of the construction that contain provisions for workmanship and warranties. However, there can be no assurances that problems in this regard will not arise in the future.

Construction delays or defects could result in delays in increasing our production and sale of biodiesel and negatively affect our operations and financial performance. Construction projects often involve delays for a number of reasons including delays in obtaining permits, delays due to weather conditions, or other events. Also, any changes in political administrations that result in policy changes towards biodiesel could also cause construction and/or operation delays. If it takes longer to obtain production than anticipated or if it takes us longer to construct any other plant we decide to construct, our ability to generate revenues could be impaired. In addition, there can be no assurance that defects in materials and/or workmanship will not occur. Such defects could delay the commencement of enhanced capacity operations of the plant or cause us to halt or discontinue the plant’s operation or reduce the intended production capacity. Halting or discontinuing plant operations could delay our ability to generate revenues.

All necessary permitting has been obtained or is in the filing stages for plant production. We have allowed for weather delays in our forecast, but we cannot plan for all possible weather events or other unknown contingencies.

There may be unforeseen environmental problems that could be discovered at our construction site causing additional cost and consuming time to correct which may delay or halt plant construction and delay our ability to generate revenue. While we have conducted our initial due diligence and believe that no environmental problems exist on this location, there can be no assurances that such problems will not arise in the future. We may encounter hazardous conditions at or near each of our facility sites that may delay or prevent construction or operation of a particular facility. If we encounter a hazardous condition at or near a site, work may be suspended and we may be required to correct the condition prior to continuing construction or further production. The presence of a hazardous condition would likely delay or prevent construction of a particular facility and may require significant expenditure of resources to correct the condition. If we encounter any hazardous condition during construction, estimated sales and profitability may be adversely affected.

We currently are developing and will operate a single facility, at least for the foreseeable future. Any operational disruption at that facility could result in a reduction of our sales volume, and could cause us to incur substantial losses. If we are unable to complete the construction and later expansion of our facility, or if our operations at that facility experience a significant interruption due to a major accident or damage by severe weather or other natural disasters, our ability to generate revenues could be adversely impacted. In addition, our operations may be subject to labor disruptions and unscheduled downtime, or other operational hazards inherent in our industry, such as equipment failures, fires, explosions, abnormal pressures, blowouts, pipeline ruptures, transportation accidents and natural disasters. We have not yet begun operating our biodiesel facility and cannot be sure that we will be able to do so. Some of these operational hazards may cause personal injury or loss of life, severe damage to or destruction of property and equipment or environmental damage, and may result in suspension of operations and the imposition of civil or criminal penalties. Our insurance may not cover or be adequate to fully cover the potential operational hazards described above.

Our financial performance will be dependent on prices and availability for palm oil, biodiesel and other chemical inputs, which are subject to and determined by market forces outside our control. An increase in the prices for these input commodities will materially affect our ability to operate at a profit. Our results of operations and financial condition will be significantly affected by the cost and supply of palm oil. Palm oil is expected to be our single largest expense once we commence operations of our proposed plant. The price of palm oil is influenced by weather conditions and other factors affecting crop yields, farmer planting decisions, the output and proximity of palm crush facilities, and general economic, market and regulatory factors. These factors include government policies and subsidies with respect to agriculture and international trade, and global and local demand and supply. The significance and relative effect of these factors on the price of palm oil is difficult to predict. Any event that tends to negatively affect the supply of palm oil, such as adverse weather or crop disease, could increase palm oil prices and potentially harm our business. In addition, we may also have difficulty, from time to time, in sourcing palm oil on economical terms due to supply shortages. Such a shortage could require us to suspend operations until palm oil is available at economical terms, which would have a material adverse effect on our business, results of operations and financial position. The price we pay for palm oil at a facility could also increase if an additional biodiesel production facility is built in the same general vicinity. We are unaware of any other facility that is being planned in the vicinity of our plant.

The availability and price of palm oil will significantly influence our financial performance. We may purchase palm oil in the cash market and hedge palm oil price risk through futures contracts and options to reduce short-term exposure to price fluctuations. There is no assurance that our hedging activities will successfully reduce the risk caused by price fluctuation, which may leave us vulnerable to high palm oil prices. Hedging activities themselves can result in costs because price movements in palm oil contracts are highly volatile and are influenced by many factors that are beyond our control.

Price increases in such inputs or a lack of supply of such inputs could increase production costs, reduce profit margins and negatively affect cash flow. This is especially true if market conditions do not allow us to pass through increased palm oil costs to our customers. There is no assurance that we will be able to pass through higher palm oil prices to our customers. If a period of high palm oil prices or other inputs were to be sustained for some time, such pricing may reduce our ability to operate and generate revenues. In certain instances, we could decide to limit or even cease production of biodiesel for a period of time.

There are competing interest for the supply of palm oil and other feedstocks to produce biodiesel fuel. These competing interests include cooking products and usages of these products in producing other products. Additionally biodiesel plants are being rapidly constructed and expanded which will result in continued increases in demands. However, export of these products will continue to increase and other plants may be developed.

There can be no assurances that we will be able to establish a steady supply of feedstock. While we are currently in negotiations with an unaffiliated third party to provide us with a steady supply of feedstock, there can be no assurance that we will reach a definitive agreement. We are working on a fixed long-term contract to maintain a steady supply. We have also received limited assurances from government officials of assistance in maintaining a steady supply of materials. Additionally, we hope in the future to develop our own supply chain that we hope will eventually include owning our own farms and pressing plants. However, we cannot provide any guarantees that we will be able to establish a steady supply of palm oil once our plant becomes operational.

Future concerns over deforestation and other environmental concerns may limit crop productions of palm trees and other feedstock. Environment concerns worldwide are continuing to rise. Tracts of land cleared for the production of palm trees cause deforestation. A balance needs to be achieved between protecting forest and the production of palm trees and other sources of feedstocks. This may limit the production of future farms and as such, create reductions in available feedstock supplies. We feel these risks have been partly reduced by our choice to locate in a palm oil rich country, which has no other producers and limited internal consumption. We intend to acquire rights to palm oil processors and potentially farms in the future to combat this risk. There can be no assurance that we will be able to acquire such rights or farms on economically favorable terms, or at all.

As of the date of this Prospectus there are currently no ongoing efforts to limit additional plantations in Columbia. We will continue to monitor this and look for additional potential suppliers. Additionally, we will continue to explore alternative feedstock to ensure a steady supply.

Availability of charters and suitable ships for biodiesel and oil transportation may become limited or costs may be increased by higher fuel, crew, and maintenance costs. We intend to market our biodiesel fuel in Columbia and, if the economics are favorable, to other locations in North and South America. If we do sell our product outside of Columbia, we will need to arrange for transportation of our fuel. As of the date of this Prospectus we intend to charter suitable ships for transport. There is a constant demand by competitors for charter ships. The cost for charters may become excessive in price if demand increases sharply. Additionally higher prices for fueling, crewing, and maintaining charters may ultimately be passed on to us, thereby decreasing our profitability.

We are also exploring the possibility of developing our own fleet, thereby minimizing our need for charters. We hope to have the fleet sufficient in size to meet all of our own shipping needs. However, we currently do not have the available capital to undertake this objective and there can be no assurances that we will have the financial resources available to allow us to accomplish this objective in the future. We initially anticipate that we will utilize charters in the future. If our internal needs decrease we expect that these ships can then be chartered to other companies. There can be no assurances that we will be able to charter these crafts to any third party on favorable terms, or at all.

Declines in the prices of biodiesel will have a significant negative impact on our financial performance. Our revenues will be greatly affected by the price at which we can sell our biodiesel and other petroleum based products. These prices can be volatile as a result of a number of factors. These factors include the overall supply and demand, the price of fuel, level of government support and the availability and price of competing products. Biodiesel prices generally parallel the movement of petroleum oil prices. Oil prices are difficult to forecast because the market reflects the global economy, which is subject to political upheaval, natural disasters and other myriad factors. Even the slightest rumor of political instability can significantly affect the price of oil. Further, exchange rates play a key role in domestic and international oil pricing. Any lowering of diesel prices will likely also lead to lower prices for biodiesel, which may decrease our sales and reduce revenues.

Management believes our location gives us a competitive advantage in that we have market opportunities not just in Columbia, but also throughout South America, Central America, and the United States. In the foreseeable future we believe we will be able to produce biodiesel at a substantially lower cost than U.S. producers, giving us a slightly greater buffer then the rest of our competitors, even with the cost of transportation. Many of our U.S. competitors have land locked facilities with no port access leaving only the prospect of utilizing ground fleets to deliver their biodiesel fuels. Ultimately this limits their market within a few hundred-mile radius, making it difficult for them to seek out secondary markets in which they might be able to obtain higher prices.

The biodiesel production and marketing industry is competitive. There are many competitors that have greater financial and other resources than we do and one or more of these competitors could use their greater resources to gain market share at our expense. According to the National Biodiesel Board, the biodiesel manufacturing industry is experiencing rapid growth in the United States. (www.nationalbiodieselboard.org). New plant construction or decreases in demand for biodiesel may result in excess production capacity, which could have an impact upon our ability to operate profitably. Excess capacity in the biodiesel industry may lead to increased competition for inputs and decreased market prices for biodiesel, which means that we may be unable to acquire the inputs needed or be unable to acquire the inputs at a profitable price. In addition, if the excess capacity occurs, we may be unable to market our products at profitable prices.

Many of our competitors in the biodiesel production and marketing industry have substantially greater production, financial, research and development, personnel and marketing resources than we do. As a result, our competitors may be able to compete more aggressively than we could and sustain that competition over a longer period of time. Our lack of resources relative to many of our competitors may cause us to fail to anticipate or respond adequately to new developments and other competitive pressures. This failure could reduce our competitiveness and cause a decline in our market share, sales and profitability.

Competition from the advancement of alternative fuels may lessen the demand for biodiesel and negatively impact our profitability. Alternative fuels, gasoline oxygenates and biodiesel production methods are continually under development. A number of automotive, industrial and power generation manufacturers are developing alternative clean power systems using fuel cells or clean burning gaseous fuels. Like biodiesel, the emerging fuel cell industry offers a technological option to address increasing worldwide energy costs, the long-term availability of petroleum reserves and environmental concerns. Fuel cells have emerged as a potential alternative to certain existing power sources because of their higher efficiency, reduced noise and lower emissions. Fuel cell industry participants are currently targeting the transportation, stationary power and portable power markets in order to decrease fuel costs, lessen dependence on crude oil and reduce harmful emissions. If the fuel cell and hydrogen industries continue to expand and gain broad acceptance, and hydrogen becomes readily available to consumers for motor vehicle use, we may not be able to compete effectively. This additional competition could reduce the demand for biodiesel, which would negatively impact our profitability.

Labor costs will always be a heavy factor in all of our businesses. We have chosen to locate in depressed labor markets to keep these costs minimized. However, these markets may change over time, perhaps at a rapid pace, which can increase our costs substantially. An increase in cost will have a negative impact on our anticipated results of operation.

Most of our technology is acquired from external vendors who service other clients with identical technology. Our technology is similar or identical to most of the current biodiesel plants and as such has only limited uniqueness. We consider our greatest threat to be information regarding our feedstock sources and customer base. Our relationships built on both the buying and selling side of our oil resell business also pose an extreme threat to our business. We will limit access to both our purchasing and selling sources to key employees in their respective department to ensure minimal exposure for this data. There can be no assurances that our efforts in this regard will be successful. If we are not successful in our efforts we will experience negative consequences.

Changes in environmental regulations may be adopted in the future or violations of regulations could occur. If these events occur, we will experience an increasing in our costs and reduction of our anticipated profitability. We are subject to environmental regulations and will need to follow an Environmental Handling Plan that must be strictly followed. See “BUSINESS – Government Regulations.” Changes in environmental laws and regulations could require us to invest or spend additional resources in order to comply with future environmental regulations. Violations of these laws and regulations could result in liabilities that affect our financial condition and the expense of compliance alone could be significant enough to reduce profits.

Changes in the political environment could result in increases expenses, loss of control of price, or even the nationalization of our business. We are operating in volatile political areas with extensive government control. As governments continue to work to protect consumers and keep prices for oil and oil related products in check they often engage in regulatory or market control practices. These controls could impact our ability to operate profitably. Future regulation may require additional expense related to items, such as, payroll, property maintenance, and pollution control.

Additionally, the countries that we operate in could become unstable in the future. Changes in political environments causing changes to government control over its energy sector could happen in jurisdictions where we intend to operate. Even small changes in government control could impact us through tax hikes, control over commodity prices, and inflationary controls.

We may be sued or become a party to litigation, which could require significant management time and attention and result in significant legal expenses and may result in an unfavorable outcome which could have a material adverse effect on our business, financial condition, results of operations and cash flows. While we have no knowledge of any threatened litigation matters, we may be subject to lawsuits from time to time arising in the ordinary course of our business. We may be forced to incur costs and expenses in connection with defending ourselves with respect to such litigation and the payment of any settlement or judgment in connection therewith if there is an unfavorable outcome. The expense of defending litigation may be significant. The amount of time to resolve lawsuits is unpredictable and defending ourselves may divert management’s attention from the day-to-day operations of our business, which could adversely affect our business, results of operations and cash flows. In addition, an unfavorable outcome in any such litigation could have a material adverse effect on our business, results of operations and cash flows.

Biofuel competes with other existing products and other alternative products. We expect to be completely focused on the production and marketing of biodiesel and its co-products for the foreseeable future. We may be unable to shift our business focus away from the production and marketing of biodiesel to other renewable fuels or competing products. Accordingly, an industry shift away from biodiesel or the emergence of new competing products may reduce the demand for biodiesel. A downturn in the demand for biodiesel would significantly and adversely affect our sales and profitability.

Holders of our Common Stock may suffer significant dilution in the future. In order to fully implement our business plan described hereinbelow, it is probable that we will require additional capital, either debt or equity, or both. As a result, it is possible that we may elect to raise additional equity capital by selling shares of our Common Stock or other securities in the future to raise the funds necessary to allow us to implement our business plan. If we do so, investors herein will suffer significant dilution.

Our success depends, to an extent, upon the continued services of Mamoru Saito and Takahito Sakagami, our Chief Executive Officer and President, respectively. We have made a significant effort to build a diverse management team with skills and industry experience sufficient to operate our Company on a day-to-day basis. Additionally, we have developed key relationships with suppliers and customers to ensure success in all aspects of our proposed operations. Despite these efforts we continue to rely on the services of Messrs. Saito and Sakagami for strategic and operational management and the relationships they have built. Some of our competitors management have more experience than Messrs. Saito and Sakagami and our other members of management in the biodiesel industry. This may place us at a competitive disadvantage because we will greatly rely on these relationships in the conduct of our proposed operations and the execution of our business strategies. The loss of either of Messrs. Saito and Sakagami could also result in the loss of our favorable relationships with one or more of our suppliers and customers, as well as a loss of their business acumen. We have not entered into an employment agreement with either Mr. Saito or Mr. Sakagami. In addition, we do not maintain “key person” life insurance covering Messrs. Saito and Sakagami or any other executive officer. The loss of either Mr. Saito or Mr. Sakagami could also significantly delay or prevent the achievement of our business objectives.

The implementation of our business plan described herein, including the development of our proposed biodiesel plant will result in a period of rapid growth that will impose a significant burden on our current administrative and operational resources. Our ability to effectively manage our growth will require us to substantially expand the capabilities of our administrative and operational resources by attracting, training, managing and retaining additional qualified personnel, including additional members of management, technicians and others. To successfully develop our proposed biodiesel plant we will need to manage the construction of these facilities, as well as operating, producing, marketing and selling the end products generated by this facility. There can be no assurances that we will be able to do so. Our failure to successfully manage our growth will have a negative impact on our anticipated results of operations.

We have not conducted any significant business operations yet and have been unprofitable to date. Accordingly, there is no prior operating history by which to evaluate the likelihood of our success or our contribution to our overall profitability. We may never complete construction of a biodiesel production facility and commence significant operations or, if we do complete the construction of a biodiesel production facility, it may not be successful in contributing positively to our profitability.

We may be exposed to potential risks relating to our internal controls over financial reporting and our ability to have those controls attested to by our independent auditors. As directed by Section 404 of the Sarbanes-Oxley Act of 2002 (“SOX 404”), the Securities and Exchange Commission adopted rules requiring public companies to include a report of management on the company’s internal controls over financial reporting in their annual reports, including Form 10-KSB. In addition, the independent registered public accounting firm auditing a company’s financial statements must also attest to and report on management’s assessment of the effectiveness of the company’s internal controls over financial reporting as well as the operating effectiveness of the company’s internal controls. We have not yet been subject to these requirements. We are evaluating our internal control systems in order to allow our management to report on, and our independent auditors to attest to, our internal controls, as a required part of our annual report on Form 10-KSB once we become a reporting company under the Securities Exchange Act of 1934, as amended. A recent release from the SEC has indicated that newly public companies have been granted an additional year after becoming public to demonstrate the effectiveness of their internal controls as required under SOX 404.

While we expect to expend significant resources in developing the necessary documentation and testing procedures required by SOX 404, there is a risk that we will not comply with all of the requirements imposed thereby. At present, there is no precedent available with which to measure compliance adequacy. Accordingly, there can be no positive assurance that we will receive a positive attestation from our independent auditors.

In the event we identify significant deficiencies or material weaknesses in our internal controls that we cannot remediate in a timely manner or we are unable to receive a positive attestation from our independent auditors with respect to our internal controls, investors and others may lose confidence in the reliability of our financial statements and our ability to obtain equity or debt financing could suffer.

RISKS RELATED TO OUR COMMON STOCK

There is no trading market for our securities and there can be no assurance that such a market will develop in the future. We have filed a registration statement on Form SB-2 with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended, registering those shares that we issued in our recent private offering, as well as those shares of our Common Stock issued to non-affiliates as part of our reincorporation in the State of Nevada, of which this Prospectus is a part. In addition, we intend to have an NASD licensed market maker file an application to have our Common Stock listed for trading on the OTC Electronic Bulletin Board operated by the National Association of Securities Dealers, Inc., or another national exchange if we can qualify for listing requirements. The process of obtaining a listing for our Common Stock on the OTCBB involves a market maker submitting an application with the NASD. The NASD then reviews the application and issues comments, or questions, concerning our Company and the class of stock (common stock) for which a listing has been requested. The process of listing our Common Stock for trading on a national exchange is similar. There is no assurance that our application for listing on the OTCBB or a national exchange will be approved, or if so approved that a market will develop in the future or, if developed, that it will continue. In the absence of a public trading market, an investor may be unable to liquidate his investment in our Company.

We do not have significant financial reporting experience, which may lead to delays in filing required reports with the Securities and Exchange Commission and suspension of quotation of our securities on the OTCBB or a national exchange, which will make it more difficult for you to sell your securities. If we are successful in listing our Common Stock for trading on the OTCBB or another national stock exchange, of which there can be no assurance, each limits quotations to securities of issuers that are current in their reports filed with the Securities and Exchange Commission. Because we do not have significant financial reporting experience, we may experience delays in filing required reports with the Securities and Exchange Commission (the “SEC”) following the effectiveness of the registration statement to which this Prospectus is a part. Because issuers whose securities are qualified for quotation on the OTCBB or any other national exchange are required to file these reports with the Securities and Exchange Commission in a timely manner, the failure to do so may result in a suspension of trading or delisting.

If we are successful in listing our Common Stock for trading on the OTCBB, there are no automated systems for negotiating trades on the OTCBB and it is possible for the price of a stock to go up or down significantly during a lapse of time between placing a market order and its execution, which may affect your trades in our securities. Because there are no automated systems for negotiating trades on the OTCBB, they are conducted via telephone. In times of heavy market volume, the limitations of this process may result in a significant increase in the time it takes to execute investor orders. Therefore, when investors place market orders, an order to buy or sell a specific number of shares at the current market price, it is possible for the price of a stock to go up or down significantly during the lapse of time between placing a market order and its execution.

If we list our Common Stock for trading on the OTCBB, our stock may be considered a “penny stock” so long as it trades below $5.00 per share. This can adversely affect its liquidity. If and when trading commences on the OTCBB, our Common Stock may be considered a “penny stock” so long as it trades below $5.00 per share and as such, trading in our Common Stock will be subject to the requirements of Rule 15g-9 under the Securities Exchange Act of 1934. Under this rule, broker/dealers who recommend low-priced securities to persons other than established customers and accredited investors must satisfy special sales practice requirements. The broker/dealer must make an individualized written suitability determination for the purchaser and receive the purchaser’s written consent prior to the transaction.

SEC regulations also require additional disclosure in connection with any trades involving a “penny stock,” including the delivery, prior to any penny stock transaction, of a disclosure schedule explaining the penny stock market and its associated risks. In addition, broker-dealers must disclose commissions payable to both the broker-dealer and the registered representative and current quotations for the securities they offer. The additional burdens imposed upon broker-dealers by such requirements may discourage broker-dealers from recommending transactions in our securities, which could severely limit the liquidity of our securities and consequently adversely affect the market price for our securities. In addition, few broker or dealers are likely to undertake these compliance activities. Other risks associated with trading in penny stocks could also be price fluctuations and the lack of a liquid market.

We do not anticipate payment of dividends, and investors will be wholly dependent upon the market for the Common Stock to realize economic benefit from their investment. As holders of our Common Stock, you will only be entitled to receive those dividends that are declared by our Board of Directors out of retained earnings. We do not expect to have retained earnings available for declaration of dividends in the foreseeable future. There is no assurance that such retained earnings will ever materialize to permit payment of dividends to you. Our Board of Directors will determine future dividend policy based upon our results of operations, financial condition, capital requirements, reserve needs and other circumstances.

Any adverse effect on the market price of our Common Stock could make it difficult for us to raise additional capital through sales of equity securities at a time and at a price that we deem appropriate. If and when our registration statement is declared effective, holders of our shares of Common Stock that are registered pursuant to our registration statement will be permitted, subject to few limitations, to freely sell these shares of Common Stock. At that time, sales of substantial amounts of Common Stock, or in anticipation that such sales could occur, may materially and adversely affect prevailing market prices for our Common Stock, if and when such a market develops.

The market price of our Common Stock may fluctuate significantly in the future. If our Common Stock is approved for trading, of which there can be no assurance, the market price of our Common Stock may fluctuate in response to one or more of the following factors, many of which are beyond our control:

•	the volume and timing of the receipt of orders for biodiesel from major customers;

•	competitive pricing pressures;

•	our ability to produce, sell and deliver biodiesel on a cost-effective and timely basis;

•	our inability to obtain construction, acquisition, capital equipment and/or working capital financing;

•	the introduction and announcement of one or more new alternatives to biodiesel by our competitors;

•	changing conditions in the biodiesel and fuel markets;

•	changes in market valuations of similar companies;

•	stock market price and volume fluctuations generally;

•	regulatory developments;

•	fluctuations in our quarterly or annual operating results;

•	additions or departures of key personnel; and

•	future sales of our Common Stock or other securities.

The price at which you purchase shares of our Common Stock may not be indicative of the price that will prevail in the trading market. You may be unable to sell your shares of Common Stock at or above your purchase price, which may result in substantial losses to you and which may include the complete loss of your investment. In the past, securities class action litigation has often been brought against a company following periods of stock price volatility. We may be the target of similar litigation in the future. Securities litigation could result in substantial costs and divert management’s attention and our resources away from our business. Any of the risks described above could adversely affect our sales and profitability and also the price of our Common Stock.

RISKS RELATED TO THE OFFERING

Provisions of our Articles of Incorporation and Bylaws may delay or prevent a take-over that may not be in the best interests of our stockholders. Provisions of our Articles of Incorporation and Bylaws may be deemed to have anti-takeover effects, which include when and by whom special meetings of our stockholders may be called, and may delay, defer or prevent a takeover attempt. In addition, certain provisions of the Nevada Revised Statutes also may be deemed to have certain anti-takeover effects which include that control of shares acquired in excess of certain specified thresholds will not possess any voting rights unless these voting rights are approved by a majority of a corporation’s disinterested stockholders.

In addition, our Articles of Incorporation authorizes the issuance of up to 25,000,000 shares of Preferred Stock with such rights and preferences determined from time to time by our Board of Directors. No shares of our Preferred Stock are currently outstanding. Our Board of Directors may, without stockholder approval, issue Preferred Stock with dividends, liquidation, conversion, voting or other rights that could adversely affect the voting power or other rights of the holders of our Common Stock.

Our management and principal shareholders have the ability to significantly influence or control matters requiring a shareholder vote and other shareholders may not have the ability to influence corporate transactions. Currently, our management, including Messrs. Saito and Sakagami, own approximately 43.8% of our outstanding Common Stock. Our current Board of Directors owns and controls an aggregate of 50.6% of our issued and outstanding Common Stock. Upon effectiveness of our Form SB-2 registration statement, because there is no increase in the issued Common Stock as a result of the registration statement, they will continue to own approximately 50.6% of our outstanding Common Stock. As a result, such persons, who may but are not legally bound to act together, will have the ability to determine the outcome on all matters requiring approval of our shareholders, including the election of directors and approval of significant corporate transactions.

This Prospectus permits Selling Stockholders to resell their shares. If a market develops in our Common Stock and these Selling Shareholders resell their shares, the market price for our shares may fall and purchasers of our shares may be unable to resell them. This Prospectus includes up to 3,573,900 shares being offered by existing stockholders. If a market does develop in our Common Stock and to the extent that these shares are sold into the market, there may be an oversupply of shares and an undersupply of purchasers. If this occurs the market price for our shares may decline significantly and investors may be unable to sell their shares at a profit, or at all.

We cannot predict whether we will successfully effectuate our current business plan. Each prospective purchaser is encouraged to carefully analyze the risks and merits of an investment in our Common Stock and should take into consideration when making such analysis, among others, the Risk Factors discussed above.

FORWARD-LOOKING STATEMENTS

We have made some statements in this Prospectus, including some under “RISK FACTORS,” “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS,” “DESCRIPTION OF BUSINESS” and elsewhere, which constitute forward-looking statements. These statements may discuss our future expectations or contain projections of our results of operations or financial condition or expected benefits to us resulting from acquisitions or transactions and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any results, levels of activity, performance or achievements expressed or implied by any forward-looking statements. These factors include, among other things, those listed under “RISK FACTORS” and elsewhere in this Prospectus. In some cases, forward-looking statements can be identified by terminology such as “may,” “should,” “could,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

USE OF PROCEEDS

We will not receive any proceeds from the sale of Common Stock by the Selling Stockholders. All of the net proceeds from the sale of our Common Stock will go to the Selling Stockholders.

The proceeds from our private placement that closed in March 2007 financed our working capital requirements including salaries and benefits and capital expenditures on property, plant and equipment through March 31, 2007, and are expected to finance our working capital requirements until such time as we are able to generate revenues from operations.

DETERMINATION OF OFFERING PRICE

The Selling Stockholders will sell their shares at a price of $3.00 per share until our shares are quoted on the OTC Bulletin Board and thereafter, at prevailing market prices or privately negotiated prices. The $3.00 per share initial offering price of our Common Stock was arbitrarily determined by our Board of Directors. Our Board of Directors considered several factors in such determination, including the following:

•

prices of shares we have issued in the past, including the shares issued in our most recent private offering that closed in March 2007, which shares were sold at a price of $1.00 (as adjusted for our forward stock split);

•	our capital structure; and

•	the background of our management.

The $3.00 per share offering price of our shares of Common Stock does not necessarily bear any relationship to established valuation criteria and may not be indicative of prices that may prevail at any time. The price of our shares of Common Stock is not based on past earnings and is not indicative of current market value for the assets owned by us. No valuation or appraisal has been prepared of our business. You cannot be sure that a public market for any of our securities will develop.

MARKET FOR COMMON EQUITY AND

RELATED STOCKHOLDER MATTERS

As of the date of this Prospectus there is no market for our Common Stock. We intend to take certain steps to cause an NASD licensed market maker to file an application with the NASD to list our Common Stock for trading on the OTCBB, or another national exchange operated by the NASD. There can be no assurances that our Common Stock will be approved for listing on the OTCBB, or any other existing US trading market. In addition, we are examining the possibility of also listing our Common Stock for trading on the Tokyo Stock Exchange Mothers Division (Foreign Stocks). This is being considered due to our large base of existing Japanese shareholders and as a convenience for future trading for those shareholders. If we so decide, we will need to meet certain capital and operational requirements to qualify. If we do qualify, we expect that this listing will take approximately 8 to 10 months to complete. There are no assurances that our Common Stock will be approved for listing on this or any other stock exchange in the future. See “RISK FACTORS.”

Amiworld – NY’s Class B Common Stock was listed on the Bermuda Stock Exchange (BSX) Mezzanine market on May 12, 1999. Since this is a qualified investor only market, trading is very limited. There was no active trading in this Class B stock since it was approved for listing. As a result of the reincorporation into the State of Nevada that was completed in March 2007, Amiworld – NY no longer exists and the Class B stock no longer is listed for trading.

As of the date of this Prospectus, there were 7,236,910 shares of our Common Stock outstanding.

As of the date of this Prospectus, there were 335 stockholders of record of our Common Stock.

We have not paid cash dividends in the past, nor do we expect to pay cash dividends for the foreseeable future. We anticipate that earnings, if any, will be retained for the development of our business.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Some of the information in this Prospectus contains forward-looking statements that involve substantial risks and uncertainties. You can identify these statements by forward-looking words such as “may,” “will,” “expect,” “anticipate,” “believe,” “estimate” and “continue,” or similar words. You should read statements that contain these words carefully because they:

•	discuss our future expectations;

•	contain projections of our future results of operations or of our financial condition; and

•	state other “forward-looking” information.

We believe it is important to communicate our expectations. However, there may be events in the future that we are not able to accurately predict or over which we have no control. Our actual results and the timing of certain events could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under “RISK FACTORS” and “DESCRIPTION OF BUSINESS” and elsewhere in this Prospectus. See “RISK FACTORS.”

OVERVIEW

We were incorporated in the State of Nevada on November 20, 2006. In December 2006, we commenced a private offering of our Common Stock, whereby we sold an aggregate of 346,190 shares of our Common Stock to 307 investors, none of whom are residents of the United States, at a price of $10.00 per share, for aggregate proceeds of $3,461,900.

Our predecessor company, Amuru International Inc., was incorporated in the State of New York on October 30, 1998. On April 28, 1999, Amuru International Inc. amended its Certificate of Incorporation to change its name to Amiworld, Inc. (“Amiworld – NY”). On May 12, 1999, Amiworld – NY’s Common Stock was listed on the Bermuda Stock Exchange (BSX) under the symbol “AMI-BH.” Amiworld – NY was formed with a very narrow investment objective of acquiring resort properties in the eastern United States. While Amiworld – NY was seeking out appropriate resort properties, it also sought out alternative investments that could fulfill its investment objectives. Seeking diversity and desiring to get operations in place, Amiworld – NY made the decision to invest in non-resort investments.

On August 15, 1999, Amiworld – NY purchased a majority interest in CAD Academy JPN for $500,000. This company was co-developed with Amiworld – NY’s directors and JASB of New York Corp., an affiliate of our Company. This company was developed for the purpose of opening schools to teach CAD skills and take advantage of a new law in Japan requiring Japanese architects to obtain CAD designations. The first school was opened in August 1999 and additional schools followed. While this project met with some success, the decision to sell the company was made for a combination of financial reasons, as well as then management’s general sense that the company had strayed too far from its investment objective. In November 2001, Amiworld – NY entered into an agreement to sell its investment for Yen 55,000,000. The total proceeds received from the sale amounted to $456,148 and, as a result, Amiworld-NY sustained a loss of $43,852 on its investment.

On October 5, 1999, Amiworld – NY purchased a majority interest in Net School Systems JPN for $400,000. This company was co-developed by Amiworld – NY directors and Net School Systems, Inc., a New York company, which was a wholly owned subsidiary of JASB of New York Corp. This company was developed for the purpose of offering online educational courses. The early focus of the courses was to provide English courses to Japanese students in Japan and the United States with the idea of developing additional courses and partnering with colleges and universities to provide courses on the Internet. Besides selling its own courses over the Internet, the company also worked to sell and lease its software to other schools in the United States and Japan. As with CAD Academy JPN, this company met with some financial success, but the management of Amiworld – NY ultimately decided to sell its interest for both financial reasons as well as to bring the focus back to its original purpose. In late 2001, Amiworld – NY entered into an agreement to sell its investment for Yen 50,000,000 and, as a result, by February 2002 it had received proceeds of $380,271, which resulted in a loss of $19,729.

During March 2000, Amiworld – NY purchased 50 weeks of a time share property in Tierra Verde, Florida. The total purchase price was $35,750. Under the terms of ownership Amiworld – NY committed to pay approximately $23,000 per annum in maintenance fees. Between 2000 and 2004, Amiworld – NY incurred $54,625 in maintenance fees and had no rental income during the period. During April 2004, Amiworld – NY relinquished ownership of the time share in exchange for forgiveness from the maintenance fees which were in arrears. As a result Amiworld – NY lost its original investment.

By 2004, Amiworld – NY had exhausted its available capital and management recognized the company had lost its viability. Amiworld – NY fell into default on its obligations to the BSX and with New York State and became an inactive corporation. Amiworld – NY regained its active status with the BSX and worked on resolving its default status with New York. In September 2005, Amiworld – NY received $200,000 in a private offering and, in December 2005, it received another $200,000 in a private offering from its existing principal shareholders. This private capital was used to settle its existing debts and provided sufficient capital to cover operational costs. Amiworld – NY hired additional staff to explore new business ventures and as a result found several new developing businesses in which to invest. In December 2005, Amiworld – NY changed its business plan to invest in a variety of new investments including, but not limited to, shipping, technology, financial, and retail.

During the first 10 months of 2006, Amiworld – NY finalized the development of its new business plan and, in November 2006, commenced development of our biodiesel plant in Columbia, South America. On November 30, 2006, the relevant land where the plant will be located was acquired for the purchase price of $452,902 (US).

In December 2006, we formed Odin Petroleum Corp., a New York corporation (“Odin Petroleum”) that will engage in the oil brokering business by purchasing and selling oil on the open market and shipping the purchased oil by ships provided by Great Voyages Co., Ltd. We own 95% of Odin Petroleum, with the remaining 5% owned by our management, individually. Additionally, in April 2007, we acquired a 45% interest in Great Voyages Co., Ltd., a New York corporation owned by JASB of New York Corp., a New York corporation owned by our CEO and President, for the purpose of acquiring ships to transport goods, which upon commencement of this business will be limited to oil shipments. We issued an aggregate of 45,000 shares of our Common Stock for this 45% interest.

In March 2007, we merged with a predecessor company, Amiworld, Inc., a New York corporation (“Amiworld – NY”) for the purposes of effecting a reincorporation in the state of Nevada. We issued an aggregate of 372,000 shares of our Common Stock to the shareholders of Amiworld – NY in exchange for all of its issued and outstanding shares. We were the surviving entity in this merger. Following the closing of this private offering, in March 2007, we engaged in a forward split of our Common Stock whereby we issued ten (10) shares of our Common Stock for every one (1) share then issued and outstanding. All references in this Prospectus to our issued and outstanding Common Stock are provided on a post-forward split basis, unless otherwise indicated.

We are a holding company that intends to operate through three subsidiary companies:

(i)

Odin Energy Santa Marta Corporation Limited, a Columbian corporation (“Odin Energy”) engaged in the development of our biodiesel plan. In December 2006 we began construction on our plant in Columbia, which is currently the world’s 5th largest producer of palm oil, which we believe is one of the more reliable source of feedstock for biodiesel due to its abundance and crop yields as well as its final chemical makeup.

(ii)

Great Voyages Co., Ltd., a New York corporation (“Great Voyages”) that currently intends to develop a cargo shipping businesses. The first part of the business will be the purchase of small oil tankers to engage in the trade of oil through the free trade zone of Panama and primarily focus on shipping oil from South American countries through this free trade zone; and

(iii)

Odin Petroleum Corporation, a New York corporation (“Odin Petroleum”). Odin Petroleum intends to engage in the purchase and re-sale of oil from Trinidad & Tobago and Venezuela to Panama. Odin Petroleum will also undertake all sales of the products that are produced in the biodiesel and petroleum refineries to be developed by us. The oil will be purchased and sold through pre-arranged buyers and sellers.

For a more detailed description of our current businesses, see “PLAN OF OPERATION” and “DESCRIPTION OF BUSINESS,” below.

RESULTS OF OPERATIONS

Comparison of Results of Operations for the year ended December 31, 2006 and 2005

During the years ended December 31, 2006 and 2005, we did not generate any revenues. We do not expect to begin generating revenues until such time as the biodiesel plant described below under “PLAN OF OPERATION” become operational, or we successfully implement another aspect of our proposed business plan.

During the year ended December 31, 2006, we incurred costs and expenses totaling $360,097, compared to costs and expenses of $309,084 during our fiscal year ended December 31, 2005, an increase of $51,013 (16.5%). This increase was attributable to increases in legal and other professional fees of $32,928 and approximately $10,000 in wage expense during 2006.

As a result, we incurred a net loss of $336,849 for the year ended December 31, 2006 ($0.13 per share) compared to a net loss of $308,559 for the year ended December 31, 2005 ($.16 per share).

Comparison of Results of Operations for the three-month period ended March 31, 2007 and 2006

During the three month period ended March 31, 2007, we incurred costs and expenses totaling $116,812, compared to costs and expenses of $74,640 during the three-month period ended March 31, 2006, an increase of $42,172 (56.5%). This increase was attributable to increases in legal and other professional fees of $15,095 and $6,504 in wage expense during the three-month period ended March 31, 2007. We also incurred approximately $8,000 in advertising, marketing and public relations expense during the three-month period ended March 31, 2007. We did not incur any expenses in this area during the comparable period in 2006. As a result, we incurred a net loss of $110,314 for the three-month period ended March 31, 2007 ($0.02 per share) compared to a net loss of $73,851 during the three-month period ended March 31, 2006 ($.03 per share).

Because we did not generate any revenues from operations during our previous two fiscal years, below is our Plan of Operation.

PLAN OF OPERATION

We are a holding company that intends to operate through three subsidiary companies, including Odin Energy Santa Marta Corporation Limited (“Odin Energy”), a Columbian corporation that is currently engaged in the development of a biodiesel fuel plant. In November 2006 we acquired the land where this plant will be located. Thereafter, in November 2006, we began construction on our plant in Columbia, which, according to the USDA, is currently the world’s 5th largest producer of palm oil, what we consider to be the most reliable source of feedstock for biodiesel. We intend to devote most, if not all, of our resources to building and completing this plant over the next 12 months. Once this plant becomes operational we are also exploring diversifying our business activities in a synergistic manner by developing the business plan of Great Voyages Co., Ltd. that intends to develop a cargo shipping business. The first part of the business will be the purchase of small oil tankers to engage in the trade of oil through the free trade zone of Panama and primarily focus on shipping oil from South American countries through this free trade zone. Upon completion of our biodiesel plant and commencement of operations we also anticipate developing the business of purchasing and re-selling of oil from Trinidad & Tobago and Venezuela to Panama. This business will be undertaken by our subsidiary, Odin Petroleum Corporation, a New York corporation (“Odin Petroleum”). The oil will be purchased and sold through pre-arranged buyers and sellers. Odin will also undertake all sales of the products that are produced in our biodiesel plant currently being developed by us. As of the date of this Prospectus, our intention is to concentrate our efforts and resources into the building of our biodiesel plant. If we are successful in this endeavor we will then address the development of the proposed businesses of Great Voyages and Odin Petroleum. See ‘RISK FACTORS.”

Biodiesel Plant

On November 16, 2006, we executed an agreement with CM Bernardini S.R.L., Rome Italy (“Bernardini”), wherein Bernardini has agreed to build our biodiesel and refining plant for a total price of two million sixty three thousand five hundred (€2,063,500) Euro ($823,200 US). The contract provided for a 30% down payment of six hundred nineteen thousand fifty (€619,050.00) Euro, which we made on December 7, 2006. The US$ equivalent at the time was eight hundred twenty-three thousand two hundred ($823,200) dollars. The balance of 70% is to be paid by an irrevocable letter of credit payable against presentation of shipping documents and the inspection report by an independent verification company. This letter of credit was opened February 7, 2007. Delivery is to be made within eight months of the down payment date, which would be no later than August 7, 2007. The plant will have a production capacity of 120,000 liters (31,704 gallons) per day.

The plant and palm oil deacification plant will be constructed at Bernardini’s location in Italy and sent via ship to our Columbian location. We have sent two of our representatives to Italy to supervise the assembly and installation of the metallic structure of the plant and make all necessary tests to verify that the engineering specifications and characteristics are consistent with the information we provided to Bernardini. We will be responsible for the costs of shipping from Italy, which is expected to cost approximately $90,000. The agreement provides for Bernardini to provide training on the operation and operability of the plants to our employees, as well as to perform technical trials to insure that all aspects of the plants are performing properly. The agreement contains certain guarantees provided by Bernardini, including a mechanical guarantee, guaranteeing the equipment for the anticipated use against design and execution defects for a period of 12 months from the date we commence start up operations, but in no event longer than 18 months from the date of last shipment. In addition, the agreement guarantees a production capacity of 120 thousand liters per day of biodiesel, with Bernardini to replace any and all inoperable parts or manufacturing defects at no cost to us for a period of 12 months following the plants startup date.

Bernardini is a thirty year old internationally recognized builder of plants and technologies. During 2005 and 2006 it undertook and completed 19 different projects on behalf of its clients in 10 different countries, including three biodiesel plants in Columbia, each utilizing palm oil as its principal feedstock. Of these 19 plants, eight utilize palm oil as their feedstock. It has 48 additional contracts in place to build plants for clients through the end of 2007, including 17 biodiesel plants throughout the world, including five biodiesel plants in Columbia.

The agreement with Bernardini provides for all necessary equipment for oil pre-treatment and processing. In addition, we will also need to construct storage tanks for both the raw and completed materials. In November 2006, we entered into a contract with a local contractor to provide these tanks. This agreement provides for delivery of a total of nine iron storage tanks, including six 560 ton capacity tanks, two 87 ton capacity tanks and one 450 ton capacity tank, for a total turnkey purchase price of $137,476, including manufacturing, assembly and installation. We are responsible for providing the raw materials that cost approximately $222,945. The foundation and base of the tanks has been completed. The tanks are expected to be completed in their entirety by August 2007. We are hoping to construct additional tanks at the port zone for storage and shipping purposes. We are currently in discussions with the port zone as to the location and the other necessary construction issues that will be made for piping and pumping purposes. We plan to construct two 1,000 ton tanks for biodiesel fuel and one 600 ton tank for methanol during the last quarter of 2007. We plan to construct three identical tanks in 2008 and another three identical tanks in 2009. We have not received an estimate on the cost for these nine tanks, but we believe the cost will be approximately $500,000. Additional pipeline and pumping costs cannot be estimated at this time as we are in the process of negotiating the location of the tanks and the route where the pipeline will need to be located. If we have to place the tanks across the street we will need to trench under the street and drill under the port authority building, which could cost a significant amount of money.

On November 30, 2006, we closed on the acquisition of land located in Santa Marta, Magdaleno, Columbia, the site of our proposed biodiesel plant. This land consists of an aggregate of 40,010 square meters (9.9 acres). We paid $452,903 ($1,041,675,000 pesos) to acquire this property. We paid cash for this acquisition.

The costs to build the plant including land, buildings, and storage for shipping will be approximately US$6.2 million and take approximately eight months to complete. We anticipate the plant will become operational in the fourth calendar quarter of 2007. Based upon advice of technicians that we have consulted with, the plant will be capable of expansion to approximately 360,000 liters a day within three years of operation with the addition of new processing equipment. We intend to expand to the 360,000 liters with the acquisition of additional equipment in 2008, utilizing proceeds derived from operations to cover the cost of this new equipment. This equipment includes the biodiesel plant and all related equipment necessary for processing the additional fuel production. The anticipated cost for this expansion will be approximately $4.8 million and is expected to take approximately eight months to complete from inception. We have estimated that it will take approximately three years to reach full production capacity of 360,000 liters (96,000 gallons) daily. Once full capacity is reached, our plant is expected to produce 108,000 tons (28.8 million gallons) annually. There can be no assurances that we will generate sufficient profits from our initial production, or if we do generate profits, that we will have sufficient capital available to undertake this expansion.

If we are successful in developing our biodiesel plant, we intend to develop additional plants in the future based on this model plant and located in locations meeting similar criteria. However, it is also anticipated other criteria will be used in the future to bring the biodiesel to major markets, such as North America and Europe. Since we will utilize a multi-feedstock system we can use alternative feedstock depending on where we locate these prospective plants. If we are successful, our overall plan of expansion includes the development of one to three plants a year in the first three years and two to five plants a year thereafter so long as it is economically feasible to do so and demand continues to exceed supply. We can provide no assurances that we will be successful in meeting these objectives.

The land we have purchased for our biodiesel plant is larger than we need for our intended purposes. Of the approximately 9.9 acres acquired, we will be utilizing less than half for our plant. As of the date of this Prospectus, JASB of New York Corp. (“JASB”), one of our principal shareholders and a company owned by our CEO and President, has begun construction of a petroleum refinery adjacent to the biodiesel plant being constructed by us. JASB is undertaking this endeavor as a result of our limited financial abilities. Since April 2007, we have leased this property to JASB at a rate of approximately $4,550 per month (10,000,000 pesos), which is consistent with applicable lease rates in Santa Marta, Columbia. Commercial lease fees in Columbia are based by law in an amount equal to 1% of the appraised value of the relevant land.

This refinery will initially be capable of producing approximately 12.1 million gallons and can later be expanded to 24.2 million gallons. The current plan is for the refinery to be operational by August 2007. When and if we have sufficient capital to participate, it is management’s intention for us to either purchase a portion of JASB’s interest or be an investment partner on future expansion depending on financial abilities and circumstances at the time. If and when this arrangement is finalized, we believe this refinery will provide diversification of our operations and provide an opportunity to produce blended biodiesel of varying levels. By having the facilities to produce this fuel blend we believe we will be in a better position to further capitalize on diesel sales in the Columbian market place. See “DESCRIPTION OF BUSINESS – BUSINESS - Biodiesel Marketing,” below.

Upon completion of our initial biodiesel plant in Columbia, we intend to attempt to diversify our business operations. We intend to operate three active divisions designed to complement each other. All three divisions principally focus on the production, acquisition and resale, and shipping of fuel related products. These operations are divided in the following divisions.

•	Petroleum Diesel Production – We intend to enter into a partnership, joint venture or other business structure with JASB, as described below under “Petroleum Refinery.”

•	Oil Resell Business – We intend to purchase oil throughout South America and re-sell the oil in Central America and the Caribbean. Other routes will be developed in the future.

•

Shipping Business – This division will acquire or charter a number of ships. Initially these ships will focus on shipments of crude oil and diesel products, but may be expanded in the future. Several ships have been identified in the past and negotiations have taken place, but there are currently no ships within this division. It is anticipated that ships will be acquired in the 500 to 2,000 ton class.

Following is a brief description of these potential endeavors:

Petroleum Refinery

JASB, through its wholly owned subsidiary Odin Petroil, S.A. (“Odin Petroil”), anticipates having the refinery operational by August of 2007. JASB has or will pay approximately $3 million of the initial costs, which would account for approximately 46.95% of the total construction costs. We will pay 53.05% of the costs plus provide a portion of the land that our biodiesel plant will be situated on. We plan to raise additional funds to acquire JASB’s portion of the project. We have engaged in informal discussions with various investors, as well as potential investment banking firms and venture capital firms to provide us with these funds. However, as of the date of this Prospectus there is no agreement between us and any other party to provide these funds to us and there can be no assurances that we will be able to raise these additional funds on terms acceptable to us, or at all. Failure to obtain these funds will limit our ability to participate in this proposed venture.

The refinery, when completed in its entirety, will be capable of producing 576,000 BBI (24.2 million gallons). In order to minimize front-end expenses, equipment for only fifty percent of this production will be purchased with the remaining equipment to be purchased within 12 months after production starts. As a result, the initial production will only be 288,000 BBI (12.1M gallons).

The site is approximately 20,000 square feet. The total anticipated investment (excluding the land) is as follows:

Refinery Plant Construction Expense	$1,180,000
Equipment	3,870,000
Storage Tanks	580,000
Other Incidental Equipment	760,000
TOTAL INVESTMENT	$6,390,000

Only fifty percent of the capacity will be installed initially. Therefore, the total equipment at the time the refinery opens will only be $2,350,000. This reduces the initial investment to $4,040,000. All of our office space and staff facilities will be shared with the biodiesel production facilities.

If we are successful in undertaking this business, in addition to having the capacity to produce two distinct types of fuels, we will also be able to produce blended fuels. Columbia recently passed legislation requiring petroleum diesel fuel to be blended with biodiesel fuel on a 95:5 basis. The United States and other countries are increasingly working toward a mixture of 80:20 due to environmental benefits. Having the internal capacity to blend fuels is expected to give us a significant competitive advantage by eliminating the “middle-man.” Specifically, we will have the ability to blend our own fuel, thus eliminating having the oil refineries perform this task and add a mark-up to their price for the blended fuel. There are no assurances that the ability to blend fuels will result in any competitive advantages.

Odin Petroil intends to acquire and assembly an Automatic Atmospheric Refining Plant which provides for fractionated distillation, designed to meet operational needs and comply with all environmental regulations, including both Colombian and International standards related to refining, storage, transportation, products certification, spills prevention measures, firefighting system measures and standards and effluents controls. Odin Petroil also intends to install monitoring systems at its plant to allow managers and officers to observe activity and an automated system to measures the weight of each cargo. Also, a laboratory will be built on this site by Odin Petroil that will have state-of-the-art equipment to guarantee quality control.

Shipping Business

Once our initial biodiesel plant becomes operational, we intend to seek out suitable ships to purchase for our proposed oil and fuel products shipping business. In the interim we intend to charter suitable ships to conduct our proposed oil reselling business, which is expected to start shipments by the beginning of 2008. Charters will range in price, depending on the size of shipments, from approximately $50,000 for 200,000 gallon shipments. Higher volume shipments will require larger ships with bigger crews and will incur other costs, which will increase the cost of each charter. However, the cost per shipping unit will decrease with larger volumes. Because we intend to initially ship our own product, the capital outlay is expected to be nominal, as we believe we will be able to defer any payments due until delivery, thus allowing us to utilize the funds received from delivery of the product to pay for the cost of the chartered ship.

LIQUIDITY AND CAPITAL RESOURCES

At March 31, 2007, we had $3,405,610 in cash.

In December 2006, we commenced a private offering of our Common Stock, whereby we sold an aggregate of 346,190 shares of our Common Stock to 307 investors, none of whom are residents of the United States, at a price of $10.00 per share, for aggregate proceeds of $3,461,900. Following the closing of this private offering, in March 2007, we engaged in a forward split of our Common Stock whereby we issued ten (10) shares of our Common Stock for every one (1) share then issued and outstanding.

We have only engaged in limited debt financing through affiliated companies. Affiliated companies currently engage in offshore banking and other financial services giving them access to significant financial resources. While there is no relevant written agreement, we have an ongoing ability to borrow funds on an as-needed basis. In September 2006, we received $800,000 in financing to begin pursuit of our biodiesel plant. This loan was made by EBOA, Ltd., which is also a shareholder of our Company. These loans are temporary and carry no interest or repayment terms. It is anticipated these loans will be converted to Common Stock in the future, on terms consistent with prior issuances.

Affiliated companies have made similar loans to us in the past. As of March 31, 2007, these loans, in the aggregate, amounted to $328,019. These loans carry no stated interest rate or repayment terms. It is anticipated that the loans made directly to us in the amount of $258,099 will be converted to Common Stock in the future, on terms consistent with prior issuances. It is expected that advances made directly to Odin Energy in the amount of $69,920 will be settled by the end of 2007 through operational funds.

We do not foresee continued affiliated loans in the future. However, we believe we will be able to obtain additional loans from these affiliated entities in the future should the need arise. We do not anticipate borrowing any additional funds to complete our biodiesel plant. However, our Board of Directors on a case-by-case basis will make future decisions on indebtedness. Terms and conditions will be made in accordance with standard market practices. Repayment terms will need to coincide with our ability to generate ongoing profits and cash flows and consideration will need to be made to our liquidity and our ability to service our existing operations prior to the inception of new lending.

TRENDS

Our primary business over the next 12 months will be the completion of our biodiesel plant currently being constructed in Santa Marta, Columbia and commencement of production of biodiesel fuel produced from palm oil. We expect our biodiesel plant to become fully operational in the last calendar quarter of 2007. We believe that we currently have sufficient funds for all construction costs.

Once this plant becomes operational, management intends to pursue implementation of related businesses, including developing an oil resell business and an oil shipping business. We expect to finance the oil shipping business through a combination of using existing funds, if any, bank financing, private equity offering or funding through affiliated entities. Oil trades conducted are expected to be of a short-term nature and will be pre-arranged on both the buying and selling side to reduce risk. Our intention is to utilize the necessary funds for a period not to exceed two to three weeks. We are currently in the process of discussing this proposed business with various entities in the industry.

The shipping business will be conducted through Great Voyages, a 45% owned subsidiary, and will be implemented in conjunction with the implementation of production of our biodiesel fuel plant and the possible corresponding need to ship our end product. See “DESCRIPTION OF BUSINESS – BUSINESS – Biodiesel Marketing” and “Shipping and Delivery,” below. We are currently working on possible ship purchases and financing terms as part of our marketing efforts in expectation of producing biodiesel fuel by the end of 2007.

Additionally, JASB is currently developing a petroleum refinery on a portion of the land owned by us in Columbia. Due to our limited availability of funds we could not develop the refinery with our own internal resources. It is expected that at an appropriate time in the future the refinery ownership will be transferred in whole or in part to us.

INFLATION

Although our operations are influenced by general economic conditions, we do not believe that inflation had a material affect on our results of operations for the year ended December 31, 2006, or during the three-month period ended March 31, 2007.

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our reports filed pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules, regulations and related forms, and that such information is accumulated and communicated to our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.

In the course of evaluating our internal controls over financial reporting as at March 31, 2007, management has identified a weakness in the area of segregation of duties that could result in a material misstatement in our financial statements. Given our limited staff level, certain duties within the accounting and finance department cannot be properly segregated. However, none of the segregation of duty deficiencies resulted in a misstatement to the financial statements as we rely on certain compensating controls, including substantive periodic review of the financial statements by the Chief Executive Officer and Chief Financial Officer. This weakness is considered to be a common area of deficiencies for many smaller listed companies.

CRITICAL ACCOUNTING ESTIMATES

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these consolidated financial statements requires us to make estimates and judgments that affect the amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. The following represents a summary of our critical accounting policies, defined as those policies that we believe are the most important to the portrayal of our financial condition and results of operations and that require management’s most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain.

Leases - We follow the guidance in SFAS No. 13 “Accounting for Leases,” as amended, which requires us to evaluate the lease agreements we enter into to determine whether they represent operating or capital leases at the inception of the lease.

Capitalized Interest - In accordance with SFAS No. 34, the interest costs associated with our capital lease obligation will be capitalized to assets under capital lease until the biodiesel plant is substantially complete and ready for the production of biodiesel.

Foreign currency translation - Our functional currency is United States dollars and the functional currency of our subsidiaries is pesos. The operations of our subsidiaries are translated into U.S. dollars in accordance with SFAS No. 52 “Foreign Currency Translation” as follows:

(i)	Assets and liabilities at the rate of exchange in effect at the balance sheet date; and
(ii)	Revenue and expense items at the average rate of exchange prevailing during the period

Translation adjustments are included as a separate component of stockholders’ equity (deficiency) as a component of comprehensive income or loss. Once our planned biodiesel production facilities commence biodiesel producing operations, we intend to change the functional currency of our subsidiaries to United States dollars, as a majority of the expected operating revenues and costs of these subsidiaries will be denominated in United States dollars.

We translate foreign currency transactions into our functional currency at the exchange rate effective on the transaction date. Monetary items denominated in foreign currencies are translated into the functional currency at exchange rates in effect at the balance sheet date. Foreign exchange gains and losses are included in income.

Recent accounting pronouncements – In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments-an amendment of FASB Statements No. 133 and 140.” SFAS No. 155 allows financial instruments that contain an embedded derivative and that otherwise would require bifurcation to be accounted for as a whole on a fair value basis, at the holders’ election. SFAS No. 155 also clarifies and amends certain other provisions of SFAS No. 133 and 140. This statement is effective for all financial instruments acquired or issued in fiscal years beginning after September 15, 2006. The adoption of SFAS No. 155 is not expected to have a material impact on our consolidated financial condition or results of operations.

In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets-an amendment of FASB Statement No. 140.” SFAS No. 156 provides guidance on the accounting for servicing assets and liabilities when an entity undertakes an obligation to service a financial asset by entering into a servicing contract. This statement is effective for all transactions in fiscal years beginning after September 15, 2006. The adoption of SFAS No. 156 is not expected to have a material impact on our consolidated financial condition or results of operations.

In June 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, and disclosure. FIN 48 is effective for fiscal years beginning after December 15, 2006. We are in the process of evaluating the impact, if any, FIN 48 will have on our consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” SFAS No. 157 defines fair value, establishes a framework for measuring fair value and requires enhanced disclosures about fair value measurements. SFAS No. 157 requires companies to disclose the fair value of their financial instruments according to a fair value hierarchy as defined in the standard. Additionally, companies are required to provide enhanced disclosure regarding financial instruments in one of the categories (level 3), including a reconciliation of the beginning and ending balances separately for each major category of assets and liabilities. SFAS No.157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The adoption of SFAS No. 157 is not expected to have a material impact on our consolidated financial condition or results of operations.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans.” SFAS No. 158 requires the recognition of the funded status of a defined benefit plan in the balance sheet; the recognition in other comprehensive income of gains or losses and prior service costs or credits arising during the period but which are not included as components of periodic benefit cost; the measurement of defined benefit plan assets and obligations as of the balance sheet date; and disclosure of additional information about the effects on periodic benefit cost for the following fiscal year arising from delayed recognition in the current period. In addition, SFAS No. 158 amends SFAS No. 87, “Employers’ Accounting for Pensions,” and SFAS No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions,” to include guidance regarding selection of assumed discount rates for use in measuring the benefit obligation. The recognition and disclosure requirements of SFAS No. 158 are effective for our year ended December 31, 2006. The measurement requirements are effective for fiscal years ending December 31, 2008. We do not believe the adoption of SFAS 158 will have a material impact on our consolidated financial statements.

DESCRIPTION OF BUSINESS

HISTORY

We were incorporated in the State of Nevada on November 20, 2006. In December 2006, we commenced a private offering of our Common Stock, whereby we sold an aggregate of 346,190 shares of our Common Stock to 307 investors, none of whom are residents of the United States, at a price of $10.00 per share, for aggregate proceeds of $3,461,900. Following the closing of this private offering, in March 2007 we engaged in a forward split of our Common Stock whereby we issued ten (10) shares of our Common Stock for every one (1) share then issued and outstanding. All references in this Prospectus to our issued and outstanding Common Stock are provided on a post-forward split basis, unless otherwise indicated.

Our predecessor company, Amuru International Inc., was incorporated in the State of New York on October 30, 1998. On April 28, 1999, Amuru International Inc. amended its Certificate of Incorporation to change its name to Amiworld, Inc. (“Amiworld – NY”). On May 12, 1999, Amiworld – NY’s Common Stock was listed on the Bermuda Stock Exchange (BSX) under the symbol “AMI-BH.” Amiworld – NY was formed with a very narrow investment objective of acquiring resort properties in the eastern United States. While Amiworld – NY was seeking out appropriate resort properties, it also sought out alternative investments that could fulfill its investment objectives. Seeking diversity and desiring to get operations in place, Amiworld – NY made the decision to invest in non-resort investments.

On August 15, 1999, Amiworld – NY purchased a majority interest in CAD Academy JPN for $500,000. This company was co-developed with Amiworld – NY’s directors and JASB of New York Corp., an affiliate of our Company. This company was developed for the purpose of opening schools to teach CAD skills and take advantage of a new law in Japan requiring Japanese architects to obtain CAD designations. The first school was opened in August 1999 and additional schools followed. While this project met with some success, the decision to sell the company was made for a combination of financial reasons, as well as then management’s general sense that the company had strayed too far from its investment objective. In November 2001, Amiworld – NY entered into an agreement to sell its investment for Yen 55,000,000. The total proceeds received from the sale amounted to $456,148 and, as a result, Amiworld – NY sustained a loss of $43,852 on its investment.

On October 5, 1999, Amiworld – NY purchased a majority interest in Net School Systems JPN for $400,000. This company was co-developed by Amiworld – NY directors and Net School Systems, Inc., a New York company, which was a wholly owned subsidiary of JASB of New York Corp. This company was developed for the purpose of offering online educational courses. The early focus of the courses was to provide English courses to Japanese students in Japan and the United States with the idea of developing additional courses and partnering with colleges and universities to provide courses on the Internet. Besides selling its own courses over the Internet, the company also worked to sell and lease its software to other schools in the United States and Japan. As with CAD Academy JPN, this company met with some financial success, but the management of Amiworld – NY ultimately decided to sell its interest for both financial reasons as well as to bring the focus back to its original purpose. In late 2001, Amiworld – NY entered into an agreement to sell its investment for Yen 50,000,000 and, as a result, by February 2002 it had received proceeds of $380,271, which resulted in a loss of $19,729.

During March 2000, Amiworld – NY purchased 50 weeks of a time share property in Tierra Verde, Florida. The total purchase price was $35,750. Under the terms of ownership, Amiworld – NY committed to pay approximately $23,000 per annum in maintenance fees. Between 2000 and 2004 Amiworld – NY incurred $54,625 in maintenance fees and had no rental income during the period. During April 2004, Amiworld – NY relinquished ownership of the time share in exchange for forgiveness from the maintenance fees that were in arrears. As a result Amiworld – NY lost its original investment.

By 2004, Amiworld – NY had exhausted its available capital and management recognized the company had lost its viability. Amiworld – NY fell into default on its obligations to the BSX and with New York State and became an inactive corporation. Amiworld – NY regained its active status with the BSX and worked on resolving its default status with New York. In September 2005, Amiworld – NY received $200,000 in a private offering and, in December 2005, it received another $200,000 in a private offering from its existing principal shareholders. This private capital was used to settle its existing debts and provided sufficient capital to cover operational costs. Amiworld – NY hired additional staff to explore new business ventures and as a result found several new developing businesses in which to invest. In December 2005, Amiworld – NY changed its business plan to invest in a variety of new investments including, but not limited to, shipping, technology, financial, and retail.

During the first 10 months of 2006, Amiworld – NY finalized the development of its new business plan and in November 2006 commenced development of our biodiesel plant in Columbia, South America. On November 30, 2006, the relevant land where the plant will be located was acquired for the purchase price of $452,902 (US).

In December 2006, we also formed Odin Petroleum Corp., a New York corporation (“Odin Petroleum”) that will engage in the oil brokering business by purchasing and selling oil on the open market. We own 95% of this company, with the balance owned by JASB. Oil will be shipped by ships provided by Great Voyages Co., Ltd., a New York corporation (“Great Voyages”). In April 2007, we acquired a 45% interest in Great Voyages Co., Ltd., from JASB, a corporation owned by our CEO and President, for the purpose of acquiring ships to transport good, which in the beginning will be limited to oil shipments. We issued an aggregate of 45,000 shares of our Common Stock for this 45% interest.

In March 2007, we merged with a predecessor company, Amiworld, Inc., a New York corporation (“Amiworld – NY”) for the purposes of affecting a reincorporation in the state of Nevada. We issued an aggregate of 372,000 shares of our Common Stock to the shareholders of Amiworld – NY in exchange for all of its issued and outstanding shares. We were the surviving entity in this merger.

BUSINESS

We are a holding company that intends to operate through three subsidiary companies, including Odin Energy Santa Marta Corporation Limited (“Odin Energy”), a Columbian corporation that is currently engaged in the development of a biodiesel fuel plant. In November 2006, we acquired the land where this plant will be located. Thereafter, in November 2006, we began construction on our plant in Columbia, which, according to the USDA, is currently the world’s 5th largest producer of palm oil, what we consider to be the most reliable source of feedstock for biodiesel. We intend to devote most, if not all, of our resources to building and completing this plant over the next 12 months. Once this plant becomes operational we are also exploring diversifying our business activities in a synergistic manner by developing the business plan of Great Voyages that intends to develop a cargo shipping business. The first part of the business will be the purchase of small oil tankers to engage in the trade of oil through the free trade zone of Panama and primarily focus on shipping oil from South American countries through this free trade zone. Upon completion of our biodiesel plant and commencement of operations, we also anticipate developing the business of purchasing and re-selling of oil from Trinidad & Tobago and Venezuela to Panama. This business will be undertaken by our subsidiary, Odin Petroleum. The oil will be purchased and sold through pre-arranged buyers and sellers. Odin Petroleum will also undertake all sales of the products that are produced in our biodiesel plant currently being developed by us. As of the date of this Prospectus, our intention is to concentrate our efforts and resources into the building of our biodiesel plant. If we are successful in this endeavor we will then address the development of the proposed businesses of Great Voyages and Odin Petroleum. See ‘RISK FACTORS.”

Biodiesel Plant

On November 16, 2006, we executed an agreement with CM Bernardini S.R.L., Rome Italy (“Bernardini”), wherein Bernardini has agreed to build our biodiesel and refining plant for a total price of two million sixty three thousand five hundred (€2,063,500) Euro ($2,743,999 US). The contract provided for a 30% down payment of six hundred nineteen thousand fifty (€619,050.00) Euro, which we made on December 7, 2006 ($823,200 US). The balance of 70% is to be paid by an irrevocable letter of credit payable against presentation of shipping documents and the inspection report by an independent verification company. This letter of credit was opened February 7, 2007. Delivery is to be made within eight months of the down payment date, which would be no later than August 7, 2007. The plant will have a production capacity of 120,000 liters (31,704 gallons) per day.

The plant and palm oil deacification plant will be constructed at Bernardini’s location in Italy and sent via ship to our Columbian location. We have sent two of our representatives to Italy to supervise the assembly and installation of the metallic structure of the plant and make all necessary tests to verify that the engineering specifications and characteristics are consistent with the information we provided to Bernardini. We will be responsible for the costs of shipping from Italy, which is expected to cost approximately $90,000. The agreement provides for Bernardini to provide training on the operation and operability of the plant to our employees, as well as to perform technical trials to insure that all aspects of the plant are performing properly. The agreement contains certain guarantees provided by Bernardini, including a mechanical guarantee, guaranteeing the equipment for the anticipated use against design and execution defects for a period of 12 months from the date we commence start up operations, but in no event longer than 18 months from the date of last shipment. In addition, the agreement guarantees a production capacity of 120 thousand liters per day of biodiesel, with Bernardini to replace any and all inoperable parts or manufacturing defects at no cost to us for a period of 12 months following the plants startup date.

Bernardini is a thirty year old internationally recognized builder of plants and technologies. During 2005 and 2006, it undertook and completed 19 different projects on behalf of its clients in 10 different countries, including three biodiesel plants in Columbia, each utilizing palm oil as its principal feedstock. Of these 19 plants, eight utilize palm oil as their feedstock. It has 48 additional contracts in place to build plants for clients through the end of 2007, including 17 biodiesel plants throughout the world, including five biodiesel plants in Columbia.

The agreement with Bernardini also provides for additional equipment for oil pre-treatment and degumming the palm oil plant. In addition, we will also need to construct storage tanks for both the raw and completed materials. In November 2006, we entered into a contract with a local contractor to provide these tanks. This agreement provides for delivery of a total of nine iron storage tanks, including six 560 ton capacity tanks, two 87 ton capacity tanks and one 450 ton capacity tank, for a total turnkey purchase price of $137,476, including manufacturing, assembly and installation. We are responsible for providing the raw materials that cost approximately $222,945. The foundation and base of the tanks has been completed. The tanks are expected to be completed in their entirety by August 2007. We are hoping to construct additional tanks at the port zone for storage and shipping purposes. We are currently in discussions with the port zone as to the location and the other necessary construction issues that will be made for piping and pumping purposes. We plan to construct two 1,000 ton tanks for biodiesel fuel and one 600 ton tank for methanol during the last quarter of 2007. We plan to construct three identical tanks in 2008 and another three identical tanks in 2009. We have not received an estimate on the cost for these nine tanks, but we believe the cost will be approximately $500,000. Additional pipeline and pumping costs cannot be estimated at this time as we are in the process of negotiating the location of the tanks and the route where the pipeline will need to located. If we have to place the tanks across the street we will need to trench under the street and drill under the port authority building, which could cost a significant amount of money.

On November 30, 2006, we closed on the acquisition of land located in Santa Marta, Magdaleno, Columbia, the site of our proposed biodiesel plant. This land consists of an aggregate of 40,010 square meters (9.9 acres). We paid $452,903 ($1,041,675,000 pesos) to acquire this property. We paid cash for this acquisition.

The costs to build the plant including land, buildings, and storage for shipping will be approximately US$6.2 million and take approximately eight months to complete. We anticipate the plant will become operational in the fourth calendar quarter of 2007. Based upon advice of technicians that we have consulted with, the plant will be capable of expansion to approximately 360,000 liters a day within three years of operation with the addition of new processing equipment. We intend to expand to the 360,000 liters with the acquisition of additional equipment in 2008, utilizing proceeds derived from operations to cover the cost of this new equipment. This equipment includes the biodiesel plant and all related equipment necessary for processing the additional fuel production. The anticipated cost for this expansion will be approximately $4.8 million and is expected to take approximately eight months to complete from inception. We have estimated that it will take approximately three years to reach full production capacity of 360,000 liters (96,000 gallons) daily. Once full capacity is reached, our plant is expected to produce 108,000 tons (28.8 million gallons) annually. There can be no assurances that we will generate sufficient profits from our initial production, or if we do generate profits, that we will have sufficient capital available to undertake this expansion.

If we are successful in developing our biodiesel plant, we intend to develop additional plants in the future based on this model plant and located in locations meeting similar criteria. However, it is also anticipated other criteria will be used in the future to bring the biodiesel to major markets, such as North America and Europe. We can use alternative feedstock depending on where we locate these prospective plants. If we are successful, our overall plan of expansion includes the development of one to three plants a year in the first three years and two to five plants a year thereafter so long as it is economically feasible to do so and demand continues to exceed supply. We can provide no assurances that we will be successful in meeting these objectives.

The land we have purchased for our biodiesel plant is larger than we need for our intended purposes. Of the approximately 9.9 acres acquired, we will be utilizing less than half for our plant. As of the date of this Prospectus, JASB of New York Corp. (“JASB”), one of our principal shareholders and a company owned by our CEO and President, has begun construction of a petroleum refinery adjacent to the biodiesel plant being constructed by us. JASB is undertaking this endeavor as a result of our limited financial abilities. Since April 2007, we have leased this property to JASB at a rate of approximately $4,550 per month (10,000,000 pesos), which is consistent with applicable lease rates in Santa Marta, Columbia. Commercial lease fees in Columbia are based by law in an amount equal to 1% of the appraised value of the relevant land.

This refinery will initially be capable of producing approximately 12.1 million gallons and can later be expanded to 24.2 million gallons. The current plan is for the refinery to be operational by July 2007. When and if we have sufficient capital to participate, it is management’s intention for us to either purchase a portion of JASB’s interest or be an investment partner on future expansion depending on financial abilities and circumstances at the time. If and when this arrangement is finalized, we believe this refinery will provide diversification of our operations and provide an opportunity to produce blended biodiesel of varying levels. By having the facilities to produce this fuel blend, we believe we will be in a better position to further capitalize on diesel sales in the Columbian market place. See “Biodiesel Marketing,” below.

Feedstock Supply

In order to operate a successful biodiesel plant the most crucial element is the selection of viable feedstock. Feedstock is a product used as the basis for the manufacture of another product. In the case of biodiesel, the feedstock is usually agriculture-based products, such as rapeseed, soybean oils, mustard, palm oil, hemp, jatropha, and even algae. Additional sources include waste vegetable oil (used cooking oil), animal fats, and even sewage. While the sources are vast and a few have great promise for the future, the primary sources at present are rapeseed, soybean oils, palm oil, and jatropha.

In selecting our feedstock crop, yields were given a primary consideration in the decision process. Deforestation, environmental concerns, competition with food sources, and animal conservation are among the many concerns that the agriculture industry has faced in providing a supply line for the biodiesel industry. A careful balance of all of these interests must be met in order to maintain a viable and renewable source of supplies in the future. The following chart is a summary of the primary feedstock’s and their respective yields.

Feedstock Yields

Feedstock	US Gallons/acre	Liters/hectare
Soybean	40	375
Rapeseed	110	1,000
Mustard	140	1,300
Jatropha	175	1,590
Palm Oil	650	5,800
Algae	10,000	95,000
Source: en.wikipedia.org/wiki/Biodiesel

We also took into consideration the economics of each alternative. The following chart represents the historical prices of each respective feedstock:

Annual Average Feedstock Costs per Ton

Feedstock	2001	2002	2003	2004	2005	2006
Palm Oil	285.67	390.25	443.25	471.33	422.08	461
Soya Oil	354	454.25	553.92	616	544.92	581.1
Sun Oil	484.25	594.25	593.33	684.08	677.33	644.4
Rapeseed Oil	401.67	485.17	599.58	685.67	669.42	785.3

Source: Oil World

Palm Oil - Costs per Ton

Month	2001	2002	2003	2004	2005	2006
January	254	338	458	496	402	424
February	240	330	452	535	403	445
March	254	338	426	550	435	440
April	251	349	412	538	429	439
May	234	371	417	513	417	440
June	255	411	430	440	419	437
July	330	406	411	426	417	471
August	362	425	395	432	407	510
September	310	400	420	439	421	497
October	277	408	485	431	442	507
November	323	442	503	433	449
December	338	465	510	423	429
Average	286	390	443	471	422	461

Source: Oil World

Since feedstock is mostly agriculture in nature, careful consideration has to be given to the location of the factory in relation to the feedstock. Additionally, consistent output must be maintained and alternative feedstock must be available. The failure of many biodiesel factories occurs not due to lack of a consumer base or production capacity, but rather because they simply cannot procure adequate feedstock. In considering palm oil, we searched for the top producing countries that could provide a consistent and reliable supply of palm oil. The following is the output of palm oil for the top producing countries listed by country and year:

Because we wanted to focus on the America’s as a primary target market, we felt that special consideration should be made to locations within the region that had ample and consistent crop production of palm oil. As a result, we selected Columbia as the best location for our factory. It provided the advantage of local palm oil production, while also providing us with access to a shipping port and close proximity to the U.S. and other major markets.

In addition to palm oil we will also need to secure a significant supply of Methanol, which accounts for approximately 9.6% of the raw materials. There are three basic routes to ester production from oils and fats:

•	Base catalyzed transferication of the oil with alcohol;

•	direct acid catalyzed esterifiication of the oil with methanol; and

•	conversion of the oil to fatty acitds, and then Alkyl esters with acid catalysis.

The majority of producers currently use a base catalyzed reaction for economic reasons. We will also use this process.

The production will start with the procurement of raw materials, which will be stored onsite in storage tanks. The material will then be pumped into the refining unit. The refining unit was designed and is being built by Bernardini.

Biodiesel Marketing

We believe that we have several market segments we can pursue in our biodiesel operations, including:

•	Electrical Generation
•	Farming
•	Fleets
•	General Interest
•	Heating Oil
•	Marine
•	Mining
•	Passenger Vehicles
•	Premium Diesel
•	School Buses
•	Transit

Columbia has recently passed legislation requiring a 5:95 ration of biodiesel to petroleum diesel mixture to be implemented by January 1, 2008. As a result, we believe that there is an opportunity for us to sell a portion or perhaps all of our expected production within Columbia. The Columbian government has expressed an interest in acquiring part of our anticipated supply. We will continue to pursue this as a primary target. In addition to the Columbian government, we believe that there are private concerns in Columbia that will be interested in purchasing our biodiesel. We also believe that there is an opportunity to sell our biodiesel is in the US despite the additional cost of shipping. Because our costs are expected to be significantly lower than related costs for a US biodiesel plant to produce biodiesel, we believe we can be cost competitive with US producers and still generate profits from operations.

On November 26, 2006, Colombia and the US signed a Free Trade Agreement. One of the products that are included in the agreement is biodiesel, making the US an excellent market opportunity considering its proximity to Colombia. Biodiesel is currently the principal renewable fuel for diesel engines in commercial production in the US.

We do not expect that our biodiesel plant will begin production until the last calendar quarter of 2007. As such, we are only in the preliminary marketing phase. If we attempt to sell our biodiesel in the US, we intend to utilize brokers located throughout the United States. These brokers are limited in numbers. Therefore, we also intend to devote our marketing focus on direct contact (directed telemarketing) and trade and sector publication advertising. Additionally, we will pursue entry into trade shows and take advantage of other large industry gatherings to gain exposure to potential customers. We are seeking accreditations for our product to ensure industry acceptance and by locating in more economically viable jurisdictions we believe we will have a price competitive ability over other U.S. producers despite increased cost of shipping. Due to the commodity nature of the business, ultimately we believe our ability to out price our competitors will be our best marketing tool.

Our biodiesel business will service the following accounts:

1.	Biodiesel brokers in the U.S.
2.	Biodiesel brokers in Central and South America
3.	Oil refineries looking to lend biodiesel with petroleum diesel
4.	Large fleets using biodiesel, such as government, business and agriculture
5.	Conventional diesel resellers

We have observed the distributors concentration has a primary correlation to plant locations and current plant construction. The largest coastal gap between production and distributors at this point is Florida, parts of the Gulf Coast, and portions of the East Cost. Due to the proximity of Columbia to these locations we feel this may represent the greatest opportunity for entry into the U.S. market. Our initial focus will be on Florida ports, particularly in the lower portion of Florida as well as on the Gulf and Southern East Coast of the U.S. We feel there are also unique opportunities on the West Coast with California taking a pivotal lead in its approach to alternative fuels. However, costs for shipping through the Panama Canal and traveling this distance will be substantially higher than that of the Gulf Coast States. Prices from the refinery depend on the final destination of the product. Using this criteria, if we are marketing our biodiesel in the Western US, we must consider the cost of shipping and handling and offer an attractive price that come to balance those extra expenses. In order for us to do so, we also must consider that the transaction and the quantities must be attractive to us as well. We intend to consider these factors in determining our objective market.

Shipping & Delivery

If we are unable to sell all of our biodiesel in Columbia and are required to ship our biodiesel product overseas, dispatch will be done at the Santa Marta Port. This port offers the following advantages:

•	There are seven docks available

•	Tugs assistance

•	Proximity with our biodiesel plant

•	Pilot Assistance

The biodiesel commercialization will be done as a bulk cargo and will be placed at the principal United States entrance ports. In case that customer needs additional transportation to a final destination, each customer will be responsible of contracting a transport company that offer the inland service transportation.

We have estimated that we will produce approximately 3,600 tons of biodiesel monthly. If we determine that our most favorable marketing opportunities are in the US, it will be necessary for us to use two tanker ships in order to cover the United States ports as follow:

•	I:	This ship will cover the East Coast of the U.S. calling on the following ports: New York, Philadelphia, Baltimore, Norfolk, Charleston, Savannah and Miami.

•	II:	This ship will cover the West Coast (Los Angeles, San Francisco), as well as the Gulf Coast, including Houston and New Orleans. For this service the tanker ship will use the Panama Canal.

We expect that our biodiesel plant will make two dispatches monthly (every fifteen days). Each tanker ship should have a capacity of at least 2,000 tons in order to cover our anticipated monthly production. The estimated transit time that a tanker ship needs in order to cover the two mentioned routes is approximately 40 to 42 days, depending on discharge operations and port availability. By utilizing two tanker ships in order to cover the proposed routes, we will avoid demurrage in plant or over production.

Industry Overview

In 2004, total on road diesel fuel consumption amounted to 37.1 billion gallons or 2.4 million barrels per day. At 75 million gallons per year, current domestic biodiesel production constitutes less than 0.2% of on road diesel demand. Including heating oil, off road and farm diesel sectors – potential markets representing an additional 12.4 billion gallons of distillate demand (in 2004) being targeted by biodiesel suppliers – then the fraction contributed by current domestic biodiesel production is even less. According to the US Department of Energy (DOE), the maximum biodiesel production from existing and potential future feedstocks will amount to no more than 0.203 MMBDOE by 2015 (www.engergy.gov). Given that the DOE also is projecting a 30% growth in total highway diesel demand between 2004 and 2015, it is doubtful that domestic biodiesel production will displace more than about 7% of on road diesel consumption in the near to medium term.

At present the annual production capacity of the existing 105 U.S. plants is 864.4 million gallons and of the plants under expansion or construction the production will be 1.7 billion gallons per year for a total of 2.5644 million gallons. Actual production of these plants is substantially lower as most plants have not reached their production capacity.

Biodiesel properties are a direct function of the carbon chain length and proportion of saturated versus unsaturated fatty acids present in the fuel plus the presence of additives. As shown in the following figure, this varies depending upon feedstock. Biodiesel made from feedstock that contains highly saturated fatty acids (such as yellow grease, beef tallow, palm and coconut oil) tend to exhibit high cloud and pour points, high cetane number and better stability. Biodiesel made from feedstock with high polyunsaturated content (such as soy and sunflower), have low freezing points, lower cetane number and poor stability.

Fatty Acid Content of Selected Biodiesel Feedstocks

For petroleum-based diesel our market remains almost identical. The exception is that petroleum diesel is commonly accepted and there are no market barriers based on feedstock. We believe the primary target for petroleum diesel will be within the Columbian market.

Government Regulations

Our existing and proposed business operations are subject to extensive and frequently changing federal, state, provincial and local laws and regulations relating to the protection of the environment. These laws, the underlying regulatory requirements and the enforcement thereof, some of which are described below, impact, or may impact, our proposed business operations by imposing:

•	Restrictions on our existing and proposed business operations and/or the need to install enhanced or additional controls;

•	The need to obtain and comply with permits and authorizations;

•

Liability for exceeding applicable permit limits or legal requirements in certain cases for the remediation of contaminated soil and groundwater at our facilities, contiguous and adjacent properties and other properties owned and/or operated by third parties; and

•	Specifications for the biodiesel we market and plan to produce.

In addition, some of the governmental regulations to which we are subject are helpful to our biodiesel marketing business and proposed biodiesel production business. The biodiesel fuel industry is greatly dependent upon tax policies and environmental regulations that favor the use of biodiesel in motor fuel blends in North America. Some of the governmental regulations applicable to our biodiesel marketing business and proposed biodiesel production business are briefly described below.

The permits that are required to construct a biodiesel plant in Columbia are Site Plan Approval, which entails submitting detailed layout of the proposed plant including a landscape plan and items such as building finishes and artists rendering showing what the plant will look like from various street level views. This permit was received on January 25, 2007.

Columbia also requires us to have an Environmental Management Plan in place and an Environmental Impact Study to be completed. Both of these must be submitted to and approved by the District Administrative Environmental Department. We have begun preparation of these documents and will submit them upon completion. We expect final approval prior to plant operations.

In order to operate we will be required to obtain several licenses and meet many regulatory requirements. Several licenses will be required for each of our anticipated divisions. Management believes the following licenses will be initially required relevant to construction of our biodiesel plant:

To utilize the Santa Marta Port, Columbian regulations require the following registrations:

•	Export Registration in the Santa Marta Chamber of Commerce

•	Export Registration in the Santa Marta Authorities Port

•	Certificate of Tanker Ship registration

We will also need to be registered with the US Federal Food and Drug Administration (FDA) because the raw material for biodiesel is an agriculture derivative. Some documentation and registration will also be required in the US that will vary depending on Maritime Custom Policies of each different port. We intend to comply with all governmental requirements and permits in a timely manner.

COMPETITION

The biodiesel production industry is becoming increasingly competitive. We believe that our ability to successfully compete depends on many factors including but not limited to the economics of feedstock supply, proximity to major customers and extent of transportation infrastructure. Organizations that we deem our principal competition are currently producing biodiesel or are currently constructing biodiesel production capacity on a significant scale within our local target market of Columbia.

We believe our principal competition at this time will be Oleoflores, which is a plant currently in the testing phase. This company’s plant is expected to become operational in the middle of 2007 and produce 108,000 tons annually. The following is a list of other companies that have announced their plans to build biodiesel plants in Columbia:

Company Name	Announced Start Date	Expected Production

Biocastilla	December 2007	35,000 tons per year
BioD	January 2008	100,000 tons per year
Manuielita S.A.	August 2008	100,000 tons per year
Associative project Atlantic Coast	August 2008	100,000 tons per year
Associative project of the Average Magdalena	July 2008	100,000 tons per year
Biodiesel of Columbia	October 2008	100,000 tons per year
Ecodiesel Columbia S.A.	Unknown	108,000 tons per year

These plants are only in the planning phases. We believe ultimately only about half of these companies will be successful in completing their plants due to limited loan availability in Columbia and difficulty in raising private capital. Bernardini, our plant producer and the principal supplier to most of the above companies, has informed us that several of these companies have given up their plant development plans. Due to confidentiality they could not reveal which ones.

There can be no assurances that we will be successful in developing our proposed biodiesel plant, or if so developed, that we will become a competitive force in the industry.

EMPLOYEES

As of the date of this Prospectus, we employ eight persons, including two members of management, five in administration and one in operations. Upon the development of our proposed biodiesel plants, we anticipate that the number of persons we employ will increase significantly, specifically in the areas of plant operations. We are in the process of recruiting additional employees of high skill, and our success will depend in part upon our ability to retain such employees and attract new qualified employees who are in great demand. We expect the number of staff will be increased to 20 to 30 by the end of May 2007, 50 by the end of June 2007, and 70 by the end of August 2007, most whom will be employed in the operation of our biodiesel plant. None of our employees are members of a union. We consider our employee labor relations to be good.

Relevant to our biodiesel plant currently under construction, staffing level will change periodically up to operational status. After operational status is obtained, staffing will be dictated by production capacity. The anticipated staffing is outlined as follows for pre-operation, assembly period and operational phase:

	Pre-Operative	Assembly	Operational
	Phase	Phase	Phase
Company Management
General Manager	1	1	1
Substitute Managers			2
Manager Assistant			1
Administrative
Head of Administration			1
Administrative Assistant	1	1	1
Operations Assistant/Administrative Aid	1	1	1
Accounting	1	1	1
Accounting Assistant			1
Legal (Outsourced/Ms. Veitia)	1	1
Receptionist	1	1
Driver	1	1
Cleaning	1	1	1
Gardner			1
Sales/Purchasing
Salesman	1	1	1
Purchasing Manager			1
Purchase Assistant			1
To Help (It tilts)			2
Operations
Project Engineer	1	1
Civil Engineer	1	1
Maintenance - Mechanical Engineer		1	1
Maintenance - Mechanical maintenance Technician		1	1
Maintenance - Mechanical Assistant		1	1
Maintenance - Electrical Technician		1	1
Maintenance - Assistant of electricity and instrumentation		1	3
Production - Industrial Engineer			1
Production – Supervisors			3
Production – Operators			9
Warehouse - Storage Clerk			3
Warehouse - Mount Cargo			3
Warehouse - Office Operators			3
Quality Assurance
Chemical Engineer			1
Chemical Technician (Instrumental Analysis)			2
Laboratory Assistant			2
Security
Supervisor			2
Watchmen			5
Outsourced Watchmen	2	2
	13	18	57

PROPERTY

Our headquarters are located at 60 E. 42nd Street, Suite 1225, New York, New York 10165, telephone (212) 557-0223. This space consists of approximately 543 square feet of executive office space and is subleased pursuant to a verbal agreement on a month-to-month basis from a company owned by Mr. Saito, our Chief Executive Officer, at a monthly rental rate of $2,267. We also pay for utilities on this space, which varies from month to month. We believe that this location will meet our requirements for the foreseeable future.

We also sublease an apartment on a month-to-month basis that is used by our employees, located at 240 East 47th Street, Apt.10E, New York, New York 10017. This property is leased pursuant to a verbal agreement with Tory Pines Resort Inc., an affiliated entity, at a monthly rent of $2,775.

We also lease an office at Carrera 1 a No. 22-58, Piso 4, Oficina 406, Santa Marta, Magdalena, Columbia, which consists of 91 square meters of executive office space. This space is currently being occupied by Odin Energy as it’s principal place of business until such time as our proposed biodiesel plant is completed. We pay a monthly lease payment of $805 (1,769,400 pesos). This lease expires August 31, 2008.

We also lease two furnished apartments in Columbia, including (i) Edificio Costa Brava – Sector Pozos, Calle 88, No. 142, Apt. No. 802B, consisting of 488 square meters for which we pay monthly rent of $2,250 ($5,000,000 pesos), plus monthly utilities/building expenses as incurred; and (ii) Edificio Las Torres de Colon, Apt 15B, Cra 1a No 20-104, consisting of 115 square meters, for which we pay a monthly rent of $765 ($1,700,000 pesos), plus $93.27 in utilities/building expenses These leases expire in January 5, 2008 and January 18, 2008, respectively.

We believe our leases are on terms competitive with similar locations in the respective areas.

LEGAL PROCEEDINGS

We are not a party to, nor are we aware of any pending legal proceeding. Management believes there is no litigation threatened in which we face potential loss or exposure or which will materially affect shareholders’ equity or our business or financial condition upon completion of this offering.

MANAGEMENT

EXECUTIVE OFFICERS, DIRECTORS AND KEY PERSONNEL

The following table sets forth information regarding our executive officers and directors:

Name	Age	Position

Mamoru Saito	62	Chairman of the Board, Chief Executive Officer, Secretary

Takahito Sakagami	50	President, Director

Ingrely Veitia	38	Chief Financial Officer, Treasurer, Director

Yuji Adachi	56	Director

Our Articles of Incorporation and Bylaws provide that the number of members of our Board of Directors shall be established from time to time by our Board of Directors. As of the date of this Prospectus, we have four (4) members of our Board. Directors are elected by the shareholders at the annual meeting and serve until their successors are duly elected and qualified. Directors are elected for a term of one (1) year. All our officers serve at the discretion of our Board of Directors.

The following is a biographical summary of the business experience of our directors and executive officers:

Mamoru Saito has been our Chief Executive Officer, Secretary and Director since our inception in November 2006. Prior, since November 1998, he held similar positions with Amiworld – NY. Mr. Saito manages overall operations of our Company and co-ordinates and oversees all key decisions. Since 1980, Mr. Saito has coordinated numerous investments in the United States on behalf of high net worth Japanese nationals. Since 1988, Mr. Saito has been an active investor in the United States and has expanded his enterprise to include operations in Japan, the United States, Canada, Venezuela, Columbia, the Caribbean, and Europe. Mr. Saito commutes between New York, Venezuela, Columbia, Panama, and Japan. He is also the President and principal shareholder JASB of New York Corp., a privately held New York corporation that holds various interests in a variety of companies. Mr. Saito is a 1968 graduate of Tohoku Gakuin University with a degree in Economics.

Takahito Sakagami became our President and a Director in March 2007 upon the closing of the Merger with Amiworld – NY described above. Mr. Sakagami manages our daily operations and our marketing division. Prior, from November 1998 through March 2007, he was President of Amiworld – NY. In addition, since July 1994, Mr. Sakagami has been President of JASB of New York Corp., a privately held NewYork corporation that is also one of our principal shareholders. He has extensive international and domestic business experience. In 1985, Mr. Sakagami formed Amuru 21, a private Japanese company. He merged his company with Mr. Saito’s group of companies in 1994. During 1995, Mr. Saito and Mr. Sakagami worked together on a successful venture to import apparel from the United States into Japan. During 2005, Mr. Sakagami was placed in charge of all marketing activities of Amiworld – NY. Throughout the years this role was expanded and Mr. Sakagami is now the COO for all of Mr. Saito’s companies, where his responsibilities include almost all aspects of day-to-day operations. He devotes substantially all of his business time to our affairs.

Ingrely Veitia became our Chief Financial Officer, Treasurer and a Director in March 2007. She currently manages the development of our Columbian biodiesel facility and will be responsible for legal matters and negotiations related to the development of our Columbian biodiesel project. In addition, since 1996, she has been employed by JASB of New York Corp. as a manager responsible for project development and oversight of day-to-day operations. JASB is a privately held holding company with principal interests including Z International New York, Inc., a privately held coffee and chocolate distribution company. From 1996 through the present, she has been employed by Mr. Saito’s affiliated companies where she was primarily responsible for developing the group’s signature brand of coffees and chocolate business. Ms. Veitia graduated from Santa Marta University in Caracas, Venezuela in 1994 and obtained a degree in law from that University in 2001. She devotes substantially all of her business time to our affairs.

Yuji Adachi was appointed as a Director of our Company in March 2007. Prior, from November 1998 until March 2007, he was a director of Amiworld – NY. In addition, since April 1992, he has been employed by Adachi Enterprises in Burnaby, British Columbia, Canada, a driving school. He graduated in 1974 from the Kyoto University of Foreign Language. He devotes only such time as necessary to our business.

Key Employees

David Garin assumed his position as our Financial Manager in March 2007. Mr. Garin’s principal responsibility is the oversight of our accounting and financial functions. Mr. Garin has been employed as a member of Mr. Saito’s group of companies since November 1994. Mr. Garin graduated from Western State College with a B.A. in Accounting and Business Administration and the University of Denver with a Master of Accountancy. Mr. Garin holds an active CPA license in the State of Colorado and a Series 6 and Series 63 SEC license and currently has memberships in the Colorado Society of CPA’s and the American Institute of CPA’s.

Indira Veitia assumed her position as Feedstock Manager and Manager of our Oil Trading in March 2007. Prior, from January 1999 through December 2002 she was employed in the oil trading business with Petroleous de Venezuela, S.A. She served in oil trading and fuel oil and feedstock positions during this period. In February 2003, she joined Z International, C.A. (a subsidiary of JASB of New York Corp.) and served a variety of management positions in the organization, including financial management and supervisions of departments as well as project development. In November 2006, she joined Amiworld – NY, working for Odin Energy Santa Marta as a feedstock manager. She will also serve in a capacity with Odin Petroleum Corporation as an oil trader. Ms. Veitia earned an associate degree in graphic design from Centro de Diseno Maragay in Venezuela.

Nercy Gonzalez assumed her position as Chemical Engineer in March 2007. Prior, she was employed by Amiworld – NY as Chemical Engineer. From September 2005 through the time she joined our company, she worked for I.U.P. “Santiago Marino” and UPEL University as a Chemistry professor. From August 2004 through August 2005, she worked for Tamcar C.A. as an Engineer of the design and start of a plant for effluents treatment. She is responsible for the chemical engineering necessary for the Columbian biodiesel project. Ms. Gonzalez earned her chemical engineering degree from Carabobo University in 2002.

BOARD COMMITTEES

As of the date of this Prospectus we do not have any committees of our Board of Directors. We expect to appoint outside directors to serve on our Board in the near future, but as of the date of this Prospectus we have not identified such prospective directors. Once appointed, we expect to form an Audit Committee, Compensation Committee, a Corporate Governance Committee and a Nominating Committee.

FAMILY RELATIONSHIPS

There is no family relationship between any of our directors or executive officers.

EXECUTIVE COMPENSATION

REMUNERATION

During our fiscal years ended December 31, 2006, 2005 and 2004, no executive officer or any other employee received any compensation. Following is a table containing the aggregate compensation paid to our Chief Executive Officer and all other officers who received aggregate compensation exceeding $100,000 during our fiscal year ended December 31, 2006:

		Annual		Long-Term Compensation
		Compensation		Awards
Name and Principal Position	Year	Salary ($)	Bonus ($)	Restricted Stock Awards ($)	Stock Option Awards ($)	Securities underlying options/ SARS (#)	Non-Equity Incentive Plan Compensation	Non-qualified Deferred Compensation Earnings	All Other Compensation ($)	Total Compensation ($)
Mamoru Saito, CEO and Secretary	2006	$0	$0	0	$0	0	$0	$0	0	$0
	2005	$0	$0	0	$0	0	$0	$0	0	$0
	2004	$0	$0	0	$0	0	$0	$0	0	$0

COMPENSATION OF DIRECTORS

Our directors are currently not being compensated and we expect no compensation to be paid until we obtain profitability. Our Board will convene at that time to determine an appropriate compensation package for our directors.

STOCK PLAN

We have not adopted any stock plans but we expect to do so in the future.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

RELATED PARTY TRANSACTIONS

Our headquarters are located at 60 E. 42nd Street, Suite 1225, New York, New York 10165, telephone (212) 557-0223. This space consists of approximately 543 square feet of executive office space and is subleased pursuant to a verbal agreement on a month-to-month basis from a company owned by Mr. Saito, our Chief Executive Officer, at a monthly rental rate of $2,267. We also pay for utilities on this space, which varies from month to month.

We also sublease an apartment on a month-to-month basis that is used by our employees, located at 240 East 47th Street, Apt.10E, New York, NY 10017. This property is leased pursuant to a verbal agreement from Tory Pines Resort Inc., an affiliated entity, at a monthly rent of $2,775.

In December 2006, we formed Odin Petroleum Corp., a New York corporation, which will engage in the oil brokering business by purchasing and selling oil on the open market, which will be shipped by ships provided by Great Voyages. We own a 95% interest in this company. The remaining 5% interest in Odin Petroleum is owned by our management.

In April 2007, we acquired a 45% interest in Great Voyages Co., Ltd., a New York corporation owned by JASB, a corporation owned by our CEO and President, for the purpose of acquiring ships to transport goods, which in the beginning will be limited to oil shipments. We issued an aggregate of 45,000 shares of our Common Stock for this 45% interest.

JASB, one of our principal shareholders and a company owned by our CEO and President, has begun construction of a petroleum refinery adjacent to the biodiesel plant being constructed by us. Since April 2007, we have leased this property to JASB at a rate of approximately $4,550 per month (10,000,000 pesos), which is consistent with applicable lease rates in Santa Marta, Columbia.

From time to time both we and our predecessor company, Amiworld – NY have borrowed funds from affiliated entities. Following is a table of balances owed by us, or to us, as of March 31, 2007 and 2006:

	March 31, 2006	March 31, 2005
Amuru USA, Inc.	$(7,453)	$(7,453)
Max Skyweb Corp.	(3,161)	(3,161)
EUBK Holdings	(13,000)	(13,000)
Great Voyages Co., Ltd.	(9,560)	(9,560)
Z International New York, Inc.	(25,012)	(1,975)
EBOA Ltd.	(643,999)	(209,674)
BO Atlantic Ltd.	(405,635)	(5,635)
Atlantic Amuru Corp.	(8,205)	(8,205)
(Payable)/Receivable – JASB of New York Corp.	(56,287)	564
	$(1,172,312)	$(258,099)

All of the parties included on the above table are related to us through common directors, shareholders or common control. All balances owed by or to us are unsecured and due on demand.

There are no other related party transactions that are required to be disclosed pursuant to Regulation S-B promulgated under the Securities Act of 1933, as amended.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

AND MANAGEMENT

The table below lists the beneficial ownership of our voting securities as of the date of this Prospectus by each person known by us to be the beneficial owner of more than 5% of such securities, as well as each of our officers and directors and our officers and directors as a group. Unless otherwise indicated, the shareholders listed possess sole voting and investment power with respect to the shares shown. Included in the table are shares of our Common Stock that underlie outstanding options that may be exercised over the next year.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	Mamoru Saito (1) 60 E. 42nd Street, Suite 1225 New York, NY 10165	3,050,010(2)	42.1%

Common	Takahito Sakagami (1) 60 E. 42nd Street, Suite 1225 New York, NY 10165	125,000(3)	1.7%

Common	Yuji Adachi (1) 6991 Frederick Ave. Burnaby, BC V5J 3X8 Canada	488,000	6.7%

Common	All Officers and Directors as a Group (4 persons)	3,663,010	50.6%

*	Less than 1%

(1)	Officer and/or Director of our Company.
(2)

Includes 1,970,000 shares owned in the name of JASB of New York Corp. a New York corporation, 100,000 shares owned in the name of EBOA, Inc., a New York corporation, and 730,000 shares owned by Atlantic Amuru Corp. a New York corporation, each an entity that Mr. Saito controls.

DESCRIPTION OF SECURITIES

The stock being registered under our Form SB-2, of which this Prospectus is a part, is Common Stock of Amiworld, Inc., having a par value of $0.001 per share. The total number of shares of Common Stock that we have authority to issue is one hundred seventy five million (175,000,000) shares, par value of $0.001 per share. All of the Common Stock authorized under our Articles of Incorporation has equal voting rights and powers without restrictions in preference. The holder of any of our Common Stock shall possess voting power for the election of Directors and for all other purposes, subject to such limitations as may be imposed by law and by any provision of our Articles of Incorporation in the exercise of their voting power. The holders of our Common Stock have neither pre-emption nor dividend rights pursuant to our Articles of Incorporation.

Our Articles of Incorporation also authorizes twenty five million shares of Preferred Stock, par value of $0.001 per share, none of which has been issued. The Preferred Stock is entitled to preference over the Common Stock with respect to the distribution of assets of our Company in the event of liquidation, dissolution, or winding-up of our Company, whether voluntarily or involuntarily, or in the event of the any other distribution of assets of Amiworld, Inc. among its stockholders for the purposes of winding-up affairs. The authorized but unissued shares of Preferred Stock may be divided into and issued in designated series from time to time by one or more resolutions adopted by the Board of Directors. The Directors, in their sole discretion, have the power to determine the relative powers, preferences, and rights of each series of Preferred Stock.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION

FOR SECURITIES ACT LIABILITIES

Our Articles of Incorporation, subject to certain limited exceptions, eliminates the personal liability of a Director to our Company to our shareholders for monetary damage for any breach of duty as a Director. There is no elimination of liability for (i) any breach of a duty of loyalty, (ii) an act or omission which includes intentional misconduct or knowing violation of law, or (iii) any transaction from which a director derives an improper personal benefit. In addition, if at any time the Nevada Revised Statutes are amended to authorize further elimination or limitation of the personal liability of a director, then the liability of each Director shall be eliminated or limited to the fullest extent permitted by such provisions, as so amended, without further action by the shareholders, unless the provisions of the Nevada statute require such action.

Insofar as indemnification for liability arising under the Securities Act may be permitted to officers and Directors of our Company pursuant to the foregoing provisions, we have been told that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy and is therefore unenforceable.

SELLING STOCKHOLDERS

The table below sets forth information concerning the resale of the shares of Common Stock by the Selling Stockholders. We will not receive any proceeds from the resale of the Common Stock by the Selling Stockholders. Assuming all the shares registered below are sold by the Selling Stockholders, none of the Selling Stockholders will own one percent or more of our Common Stock.

None of the Selling Shareholders are officers, Directors or principal shareholders of our Company, or have held any material relationship with us for the three-year period prior to the date of this Prospectus. In addition, none of the Selling Stockholders is a registered broker dealer or associated with an NASD member firm. Unless otherwise indicated, to the best of our knowledge none of the Selling Shareholders own any additional shares of our Common Stock.

This Prospectus, as it may be amended or supplemented from time to time, is deemed to relate to the 3,573,900 shares of Common Stock. The Selling Stockholders and the number of shares of our Common Stock they currently own that are being registered herein are as follows. Each Selling Shareholder owns less than 1% of our issued and outstanding Common Stock.

NAME	NUMBER OF SHARES

Eiji Niwano	10,000
Hideto Nakayama	50,000
Hisa Ito	10,000
Hitoshi Tomita	10,000
Kazuhiro Kase	100,000
Kazuma Haga	10,000
Kesayo Kubo	10,000
Masaji Ida	10,000
Michiko Sato	20,000
Munetaka Hatta	50,000
Naohiro Murata	10,000
Naoyuki Ishii	10,000
Norihisa Moriyama	10,000
Sadao Shirakawa	100,000

Shuichi Okubo	100,000
Tadashi Kawasaki	10,000
Tetsuo Wakino	10,000
Tomoyoshi Budo	10,000
Toshiaki Yamamoto	10,000
Tsutomu Wada	10,000
Yukinaga Shimbo	10,000
Yumiko Nakagawa	20,000
Aisaka Masanobu	100
Fumiyo yamamoto	100
Tetsuya Motoyama	100
Toshie Fukuda	100
Keisuke Fujimoto	100
Satomi Ozaki	100
Michiko Sakagami	100
Yumiko Tanaka	100
Kiyoshi Ota	100
Yoko Noji	100
Kimiko Ida	100
Masao Ishigami	100
Yuji Akamatsu	100
Masako Ota	100
Fusako Sakagami	100
Naoko Murakami	100
Mayumi Iwashiro	100
Harumi Teranishi	100
Keiji Jihana	100
Edwin Garcero	100
Mariaelia Ortega Garcia	100
Juisana del Mar ayalez Garcia	100
Yoimy del Mar Darila	100
Navasno Marbelis Leavarre	100
Ligia Teresa Tapias Dvefias	100
Adalberto Herrena Alfonso	100
Ivanquin	100
Maria Reinaloza	100
Jose Luis Rodriguez	100
Krisfell Manosalva	100
Francis Pino	100
Carlos Reyes	100
Rosa M Leon	100
Indira Veitia	100

Carolina Ortega	100
Oswaldo Ortega	100
Ramon Ortega	100
Robert Orteca	100
Iris Reguena	100
Victor Rodriguez	100
Diozcon Rodriguez	100
Arieny Hernandez	100
Adargelia Ayala	100
Babriela Machado Ayala	100
Iraima Rodriguez Olivo	100
Rosina Rodriguez Olivo	100
Yraida Rodriguez	100
David Machado	100
Maria Gabriela Paz	100
Pablo Manzo	100
Magali Machado Ruiz	100
Grae Takashi Hayes	10,000
Harunori Kato	10,000
Hiroko Kataoka	5,000
Hiroko Yamamoto	10,000
Hitoshi Shimizu	10,000
Kazuko Hasumi	20,000
Keiko Arike	10,000
Keisuke Matsubara	20,000
Ken Oe	50,000
Kiyomi Takayama	10,000
Kyoko Manabe	10,000
Mikie Klein	10,000
Mikiko Nozaka	30,000
Nobuo Maita	10,000
Maria Vides	100
Sakura Hayes	10,000
Shigeru Tsujii	10,000
Shungo Kato	30,000
Takashi Kuwahara	5,000
Takehisa Kojima	20,000
Toshitaka Aoki	20,000
Toyomi Tanaka	10,000
Toyotaka Takahashi	10,000
Yasunobu Komatsu	30,000
Yoshinari Nakayama	100,000

Youhei Adachi	100,000
Yoshihiro Koyama	10,000
Yoshio Toizumi	10,000
Yuriko Toizumi	10,000
Chika Mukaida	30,000
Mika Kozuma	10,000
Masahiro Kozuma	20,000
Yukiko Fukui	30,000
Masuo Fukui	30,000
Kazue Koizumi	10,000
Shigeru Nagakawa	20,000
Hideki Noguchi	20,000
Tomohiko Kato	10,000
Katsumi Otsuki	20,000
Kiyoko Miyashita	10,000
Megumi Seto	10,000
Atsushi Seto	10,000
Toshiro Shiga	90,000
Masaru Mukaida	10,000
Hiroshi Sakurai	10,000
Hiroyuki Hagiwara	10,000
Wataru Hagiwara	10,000
Michiko Takematsu	10,000
Satoru Hattori	10,000
Masayuki Wada	10,000
Grace,Ltd.	10,000
Kenji Kakiuchi	20,000
Keiko Abe	20,000
Rika Saito	10,000
Rika Suzuki	30,000
Emi Nisimaru	70,000
Eiko Suzuki	20,000
Takako Kurita	10,000
Takako Katayama	10,000
Keiko Nimura	20,000
Yuko Motoki	10,000
Yasushi Mochizuki	20,000
Yuko Mochizuki	10,000
Yuki Mimura	10,000
Yuji Ono	30,000
Hatsuyo Maruyama	20,000
Tamae Fukumoto	10,000

Emiry Termyna	10,000
Melissa Termyna	10,000
Masakazu Shiga	10,000
Kazuko Imaizumi	10,000
Toru Watanabe	10,000
Yuka Tokuda	10,000
Kikumi Matsumoto	10,000
Reiko Shiga	10,000
Naoki Takahashi	10,000
Yasuo Iwanaga	10,000
Kumiko Iwanaga	10,000
Hiroshi Suzuki	10,000
Michiko TakahashI	20,000
Toshimi Shibata	10,000
Kosuke Wada	10,000
Eri Kojima	20,000
Shinji Nimura	30,000
Michiyo Shibata	30,000
Yumiko Vernon	10,000
Katsuyuki Hiroe	10,000
Toshinari Shiga	10,000
Tatsuhide Yoshiura	10,000
Katsuya Shibahara	10,000
Hideki Katayama	10,000
Yoko Minato	10,000
Kentaro Mimura	70,000
Reiko Yamazaki	20,000
Kayoko Ishibashi	10,000
Akiko Mimura	10,000
Masanao Miyashita	10,000
Yoshikazu Doi	100
Fussae Heyse	10,000
Rumiko Termyna	70,000
Kosuke Kawamura	100
Kozo Okada	10,000
Masaru Mori	10,000
Tetsuya Hashikura	10,000
Tamiko Hiramine	10,000
Jun Adachi	260,000
Naochika E Miyashita	10,000
Shinjyu Ide	10,000
Tadashi Niiya	10,000

Fujino Niiya	10,000
Mitsuo Murayama	30,000
Takeji Nishimaru	10,000
Keita Nishimaru	10,000
Shingo Nishimaru	10,000
Akiko Hashikura	1,000
Yoko Suga	100
Yuu Mori	10,000
Takaaki Sakagawa	20,000
Hiromi Hashikura	10,000
Shigehito Yamaoka	10,000
Kaoru Hanochi	100,000
Yuko Okita	10,000
Ryousuke Seki	100
Mayumi Suzuki	10,000
Erika Ashida	10,000
Masahiro Ohno	100
Noriyoshi Iwai	100
Keiko Arike	10,000
Kosuke Okita	10,000
Daisuke Hasegawa	100
Koichi Ezoe	100
Mutsuko Shiai	10,000
Kanta Sasaki	100
Shinji Yamagami	20,000
Ichiro Yoshimi	50,000
Motoko Okita	10,000
Kuniko Machida	10,000
Fumikazu Sano	20,000
Shingo Yamazaki	10,000
Shouzou Yamazaki	10,000
Kazuo Oshita	10,000
Katsuya Yamazaki	10,000
Kanako Yamazaki	10,000
Yasuo Kudo	10,000
Masako Kudo	10,000
Miyuki Kakiuchi	10,000
Nicholas Hayato Adachi	10,000
Kazuko Kato	20,000
Toshiyuki Shiga	30,000
Fumio Matsuda	20,000
Miiko Mineda	70,000

Yuri Adachi	10,000
Yoshihito Takei	10,000
Kazutoshi Takei	10,000
Toshiko Takei	10,000
Jun Oikawa	2,000
Leo Hashikura	1,000
Tiger Hashikura	1,000
Cougar Hashikura	1,000
Michiko Igarasai	30,000
Hiroshi Kudo	40,000
Junichi Taniguchi	16,000
Michiko Komura	1,000
Kenji Kashiwabara	5,000
Yumi Adachi	4,000
Takahisa Yamaoka	2,000
Yoshio Sekiguchi	10,000
Yukimi Shinoda	1,000
Keizo Matsubara	1,000
Toshie Takahashi	1,000
Heyes Kenneth.G	1,000
Toyoshi Takahashi	1,000
Takeo Omae	10,000
Toshinari Nagaoka	500
Yuko Muraoka	100
Haruhisa Ishikawa	100
Rintaro Hodoshima	100
Toyohiro Hayashi	100
Keisuke Urano	100
Yujiro Hazeki	10,000
Noriko Matsubara	100
Hiroshi Yamamoto	100
Nobuhiko Soyama	100
Jiro Tsuji	100
Mayumi Hotta	100
Akihiro Teranishi	100
Yukari Yamamoto	100
Rie Masuda	100
Yujiro Hamada	100
Kazunobu Hama	100
Hideyo Ueda	100
Chika Obata	100
Tomoyuki Sakagami	100

Kinuko Deguchi	100
Mayumi Yamamoto	100
Jyunji Oe	100
Kazuo Iwaki	100
Noriko Yamamoto	100
Kenji Yamagiwa	100
Kazushi Yamagami	100
Akiyoshi Yanagidani	100
Ichiro Murase	100
Nobuko Miyamoto	100
Moe Obata	100
Naoto Mizuta	100
Keishi Mitome	100
Jiro Matozaki	100
Fuki Takano	100
Makoto Nakata	100
Kazushi Doi	100
Kazuhide Tsuji	100
Hideaki Harada	100
Masafumi Hagiwara	100
Chikako Fudo	100
Hitomi Tsuji	100
Hiroko Tominaga	100
Takeshi Ishikawa	100
Takuji Oki	100
Hiroaki Sakaguchi	100
Yuzuru Saka	100
Makiko Goto	100
Chizuru Kusunoki	100
Kiyo Nishikawa	100
Kazuyuki Hara	100
Masaru Hamada	100
Kimitoshi Nakano	100
Kazuki Sakagami	100
Kinji Okada	100
Masaru Ota	100
Nobaki Oyado	100
Kiyoshi Imada	100
Etsuji Ikanda	100
Yasue Itsukuma	100
Keisuke Inoue	100
Yukiko Tsuji	100

Tatsunori Tsuji	100
Kazuo Okumura	100
Makiko Uchida	100
Michihisa Shimawaki	100
Tomoko Hitokurai	100
Kaishi Obata	100
Kazuto Obata	100
Toshie Sakagami	100
Hiroya Sakagami	100
Naoya Sakagami	100
Kimiko Yamaguchi	100
Yutaka Okuno	100
Kazuko Nishikawa	100
Hirofumi Hatta	100
Yoshitada Tachibana	100
Yoshio Kondo	100
Ryoichi Kitakado	100
Takeshi Masai	100
Toshiko Kawakami	100
Naoko Nakano	100
Hitomi Sakagami	100
Chiharu Sekioka	100
Jhon Perez	100
Emiko Yano	10,000
Aika Matsuda Matsuda	10,000
3,573,900

PLAN OF DISTRIBUTION

Each of the Selling Stockholders and any of their pledgees, assignees and successors-in-interest, may sell Common Stock from time to time on any stock exchange, market or trading facility on which the shares are traded or quoted or in private transactions. Until our shares of Common Stock are approved for trading on the OTC Bulletin Board, the shares may only be sold at a fixed price of $3.00 per share. Thereafter, these sales may be at fixed prices, or prevailing market prices or privately negotiated prices. Each selling shareholder will act independently from us in making decisions with respect to the manner, timing, price and size of each sale. A Selling Stockholder may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales;

•	broker-dealers may agree with the Selling Stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The Selling Stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this Prospectus.

Broker-dealers engaged by the Selling Stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The Selling Stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved. None of the Selling Stockholders is a registered broker dealer or associated with an NASD member firm.

In connection with the sale of our Common Stock or interests therein, the Selling Stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the Common Stock in the course of hedging the positions they assume. The Selling Stockholders may also sell shares of our Common Stock short and deliver these Securities to close out their short positions, or loan or pledge the Common Stock to broker-dealers that in turn may sell these Securities. The Selling Stockholders may also enter into options or other transactions with broker-dealers or other financial institutions for the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this Prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this Prospectus (as supplemented or amended to reflect such transaction).

The Selling Stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each Selling Stockholder has informed the Company that it does not have any agreement or understanding, directly or indirectly, with any person to distribute the Common Stock.

In order to comply with the securities laws of some states, the Selling Stockholders must sell the shares in those States only through registered or licensed brokers or dealers. In addition, in some States the Selling Stockholders must sell the shares only if we have registered or qualified those shares for sale in the applicable State or an exemption from the registration or qualification requirement is available and the selling shareholder complies with the exemption.

We are required to pay certain fees and expenses incurred by us incident to the registration of the shares.

Because Selling Stockholders may be deemed to be “underwriters” within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act. In addition, any Securities covered by this Prospectus that qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this Prospectus. Each Selling Stockholder has advised us that they have not entered into any agreements, understandings or arrangements with any underwriter or broker-dealer regarding the sale of the resale shares. There is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the Selling Stockholders.

NASD Notice to Members 88-101 states that in the event a Selling Stockholder intends to sell any of the shares registered for resale in this Prospectus through a member of the NASD participating in a distribution of our Securities, such member is responsible for insuring that a timely filing is first made with the Corporate Finance Department of the NASD and disclosing to the NASD the following:

•	it intends to take possession of the registered Securities or to facilitate the transfer of such certificates;

•	the complete details of how the Selling Stockholders shares are and will be held, including location of the particular accounts;

•

whether the member firm or any direct or indirect affiliates thereof have entered into, will facilitate or otherwise participate in any type of payment transaction with the Selling Stockholders, including details regarding any such transactions; and

•

in the event any of the Securities offered by the Selling Stockholders are sold, transferred, assigned or hypothecated by Selling Stockholder in a transaction that directly or indirectly involves a member firm of the NASD or any affiliates thereof, that prior to or at the time of said transaction the member firm will timely file all relevant documents with respect to such transaction(s) with the Corporate Finance Department of NASD for review.

No persons associated with us or the Selling Stockholders may participate in the distribution of the shares to be offered by Selling Stockholders unless they meet the safe harbor provisions of the SEC Rule 3a4-1 promulgated under the Securities Exchange Act of 1934 with respect to exemption from registration as a broker/dealer.

We agreed to keep this Prospectus effective until the earlier of (i) the date on which the shares may be resold by the Selling Stockholders without registration and without regard to any volume limitations by reason of Rule 144(e) under the Securities Act or any other rule of similar effect, or (ii) all of the shares have been sold pursuant to the Prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The resale shares will be sold only through registered or licensed brokers or dealers if required under applicable State securities laws. In addition, in certain States, the resale shares may not be sold unless they have been registered or qualified for sale in the applicable State or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to our Common

Stock for a period of two business days prior to the commencement of the distribution. In addition, the Selling Stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of our Common Stock by the Selling Stockholders or any other person. We will make copies of this Prospectus available to the Selling Stockholders and have informed them of the need to deliver a copy of this Prospectus to each purchaser at or prior to the time of the sale.

Any Selling Stockholder may from time to time pledge or grant a security interest in some or all of the shares of Common Stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of Common Stock from time to time under this Prospectus, or under an amendment to this Prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of Selling Stockholders to include the pledgee, transferee or other successors in interest as Selling Stockholders under this Prospectus.

The Selling Stockholders also may transfer the shares of Common Stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this Prospectus.

At the time a Selling Stockholder makes a particular offer of shares we will, if required under applicable rules and regulations, distribute a Prospectus supplement that will set forth:

•	the number of shares that the Selling Stockholder is offering;

•	the terms of the offering, including the name of any underwriter, dealer or agent;

•	the purchase price paid by any underwriter;

•	any discount, commission and other underwriter compensation;

•	discount, commission or concession allowed or reallowed or paid to any dealer; and

•	the proposed selling price to the public.

We will not receive any proceeds from sales of any shares by the Selling Stockholders.

LEGAL MATTERS

Andrew I. Telsey, P.C., Englewood, Colorado, will issue an opinion with respect to the validity of the shares of Common Stock being offered hereby.

EXPERTS

The financial statements as of December 31, 2006 and 2005, and for the years ended December 31, 2006 and 2005 and for the period from October 30,1998 (inception of our predecessor) through December 31, 2006, are included in this Prospectus, to the extent and for the periods indicated in their reports, have been audited by Ronald R. Chadwick, P.C., Independent Registered Public Accountants, and are included herein in reliance upon the authority of this firm as experts in accounting and auditing.

AVAILABLE INFORMATION

We have filed a registration statement on Form SB-2 under the Securities Act of 1933, as amended, relating to the shares of Common Stock being offered by this Prospectus, and reference is made to such registration statement. This Prospectus constitutes the Prospectus of Amiworld, Inc. filed as part of the registration statement and it does not contain all information in the registration statement, as certain portions have been omitted in accordance with the rules and regulations of the Securities and Exchange Commission.

We are currently not subject to the informational requirements of the Securities Exchange Act of 1934 but will be so subject in the future. This will require us to file reports, proxy statements and other information with the Securities and Exchange Commission. Once we are required to file such reports, proxy statements and other information, this information may be inspected at the public reference facilities of the SEC at 100 F Street, N.E., Washington D.C. 20549. Copies of such material can be obtained from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549 at prescribed rates. The public could obtain information on the operation of the public reference room by calling the Securities and Exchange Commission at 1-800-SEC-0330. Because we will file documents electronically with the SEC, you may also obtain this information by visiting the SEC’s Internet website at http://www.sec.gov.

Amiworld, Inc.

3,573,900 Shares

__________________________

PROSPECTUS

__________________________

[________________________], 200__

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24. Indemnification of Directors and Officers.

Under the Nevada Revised Statutes and our Articles of Incorporation, as amended, our directors and officers will have no personal liability to us or our shareholders for monetary damages incurred as the result of the breach or alleged breach by a director or officer of his “duty of care.” This provision does not apply to the directors’: (i) acts or omissions that involve intentional misconduct, fraud or a knowing and culpable violation of law, or (ii) approval of an unlawful dividend, distribution, stock repurchase or redemption. This provision would generally absolve directors of personal liability for negligence in the performance of his duties, including gross negligence.

The effect of this provision in our Articles of Incorporation is to eliminate the rights of our Company and our shareholders (through shareholder’s derivative suits on behalf of our Company) to recover monetary damages against a director for breach of his fiduciary duty of care as a director (including breaches resulting from negligent or grossly negligent behavior) except in the situations described in clauses (i) and (ii) above. This provision does not limit nor eliminate the rights of our Company or any shareholder to seek non-monetary relief such as an injunction or rescission in the event of a breach of a director’s duty of care. Section 145 of the Nevada General Corporation Law provides corporations the right to indemnify their directors, officers, employees and agents in accordance with applicable law.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers, or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is therefore unenforceable.

Item 25. Other Expenses of Issuance and Distribution.

Estimates of fees and expenses incurred or to be incurred in connection with the issuance and distribution of the Securities being registered, all of which are being paid exclusively by the Company are as follows:

Securities and Exchange Commission registration fee	$329.16
Printing and mailing costs and fees	$1,000.00	*
Legal fees and costs	$50,000.00	*
Accounting fees and costs	$10,000.00	*
Transfer Agent fees	$1,000.00	*
Miscellaneous expenses	$2,000.00	*

TOTAL	$64,329.16	*

* Estimated

Item 26. Recent Sales of Unregistered Securities.

In April 2007, we issued 45,000 shares of our Common Stock in exchange for 45% interest in Great Voyages Co., Ltd., a New York corporation. We relied upon the exemption from registration provided by Section 4/2 of the Securities Act of 1933, as amended (the “Act”) to issue these shares.

In December 2006, we commenced a private offering of our Common Stock, whereby we sold an aggregate of 346,190 shares of our Common Stock to 307 investors, none of whom are residents of the United States, at a price of $10.00 per share, for aggregate proceeds of $3,461,900. We relied upon the exemption from registration provided by Regulation S promulgated under the Act to issue these shares.

In March 2007, we merged with a predecessor company, Amiworld, Inc., a New York corporation (“Amiworld – NY”), for the purposes of effecting a reincorporation in the State of Nevada. We issued an aggregate of 372,000 shares of our Common Stock to the shareholders of Amiworld – NY in exchange for all of its issued and outstanding shares. We were the surviving entity in this merger. Following the closing of this merger, in March 2007, we engaged in a forward split of our Common Stock whereby we issued ten (10) shares of our Common Stock for every one (1) share then issued and outstanding.

In November 2006, we issued 10 shares of Common Stock in favor of Mamoru Saito, our CEO and Chairman of the Board, in exchange for cost of incorporation valued at $1,000. We relied upon the exemption from registration provided by Section 4/2 of the Securities Act of 1933, as amended (the “Act”) to issue these shares.

Between September 2005 and September 2006, our predecessor company, Amiworld – NY, issued an aggregate of 1,925,000 shares of its common stock (pre-merger, pre forward split) in favor of EBOA, Ltd. (100,000 shares), and JASB of New York Corp. (1,825,000 shares), each an affiliated company, in exchange for cash consideration of $1,925,000 ($1.00 per share). We relied upon the exemption from registration provided by Section 4/2 of the Act to issue these shares.

Neither we nor any person acting on our behalf offered or sold the aforesaid securities by means of any form of general solicitation or general advertising. Purchasers, or the beneficial owners of purchasers that are entities, are friends or business associates of our officers and Directors who held those offices at the time of the share issuance.

We did not use any underwriter or placement agent in the issuance of our Securities and no commissions were paid.

Neither we nor our predecessor issued any other Securities during the previous three year period.

Item 27. Exhibits.

Exhibit No.	Description

3.1	Articles of Incorporation Filed with the Nevada Secretary of State on November 17, 2006

3.2	Bylaws Adopted November 20, 2006

3.3	Articles of Merger between the Company and Amiworld, Inc., a New York corporation, filed with the Nevada Secretary of State on April 11, 2007

5.1	Opinion of Andrew I. Telsey, P.C.

10.1	Merger Agreement between Amiworld, Inc., a Nevada corporation, and Amiworld, Inc., a New York corporation, dated March 30, 2007

10.2	Construction Contract Between the Registrant’s subsidiary, Odin Energy Santa Marta Corporation, and CM Bernardini S.R.L dated November 16, 2006

10.3	Land Purchase Contract dated November 30, 2006

10.4	Confection Work Contract between the Registrant’s subsidiary, Odin Energy Santa Marta Corporation and Jorge Sierra for Tanks dated November 30, 2006

10.5	Stock Purchase Agreement between the Registrant and JASB New York Corp. to Acquire 45% Interest in Great Voyages Co., Ltd. dated April 27, 2007

10.6

Leasing Contract between the Registrant’s subsidiary, Odin Energy Santa Marta Corporation, and Holding Inmobiliaria, for offices space at Carrera 1C No. 28-58, Santa Marta, Columbia dat4ed September 20, 2006

10.7	Lease for Housing Agreement between the Registrant’s subsidiary, Odin Energy Santa Marta Corporation, and Marcela Vives Guitierrez for Apartment 802B, Calle 88 No. 1-42 dated December 26, 2006

10.8	Lease for Housing Agreement between the Registrant’s subsidiary, Odin Energy Santa Marta Corporation, and Ana Maria Orozco Ponce for Apartment No. 15B, Carrera 1a No. 20-104, dated January 19, 2007

10.9	Land Lot Leasing Agreement between the Registrant’s subsidiary, Odin Energy Santa Marta Corporation S.A., and Odin Petroil S.A. dated April 1, 2007

21.1	List of Subsidiaries

23.1	Consent of Andrew I. Telsey, P.C.

23.2	Consent of Ronald R. Chadwick, P.C.

Item 28. Undertakings.

The undersigned registrant hereby undertakes:

1.           To file, during any period in which offers or sales are being made, a post effective amendment to this Registration Statement:

(a)	to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(b)

to reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in the volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(c)

to include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material changes as such information in the Registration Statement.

2.           That for the purpose of determining any liability under the Securities Act, such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered herein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

3.           To remove from registration by means of a post-effective amendment any of the securities being registered hereby which remain unsold at the termination of the Offering.

4.           To file during any period in which we offer or sell securities, a post effective amendment to this registration statement, to reflect in the prospectus any facts or events which, or individually or together, represent a fundamental change in the information in the registration statement.

5.           In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer or expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

6.           Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Act”) may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, Amiworld, Inc., the Registrant, certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on June 7, 2007.

AMIWORLD, INC.
By: s/Mamoru Saito Mamoru Saito, Principal Executive Officer and President
By: s/Ingrely Veitia Ingrely Veitia, Principal Financial Officer and Accounting Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Mamoru Saito his or her attorney-in-fact and agent, with full power of substitution and resubstitution, for him in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully as to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

s/Mamoru Saito Mamoru Saito	Chief Executive Officer, Secretary and Director	June 7, 2007
s/Takahito Sakagami Takahito Sakagami	President and Director	June 7, 2007
s/Ingrely Veitia Ingrely Veitia	Chief Financial Officer, Treasurer and Director	June 7, 2007
s/Yuji Adachi Yuji Adachi	Director	June 7, 2007

AMIWORLD, INC.

________________________________________________

TABLE OF CONTENTS

Page No.

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM	F-1

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheets	F-2
Consolidated Statements of Operations	F-3
Consolidated Statements of Cash Flow	F-4
Consolidated Statements of Stockholders’ Equity	F-5
Footnotes to the Consolidated Financial Statements	F-6 – F-13

RONALD R. CHADWICK, P.C.

Certified Public Accountant

2851 South Parker Road, Suite 720

Aurora, Colorado 80014

Telephone (303)306-1967

Fax (303)306-1944

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors

Amiworld, Inc.

New York, New York

I have audited the accompanying consolidated balance sheets of Amiworld, Inc. as of December 31, 2006 and 2005 and the related consolidated statements of operations, cash flows and stockholders' equity for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Amiworld, Inc. as of December 31, 2006 and 2005 and the consolidated results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 7 to the financial statements the Company has suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 7. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Aurora, Colorado	Ronald R. Chadwick, P.C.
May 30, 2007	RONALD R. CHADWICK, P.C.

AMIWORLD, INC.

CONSOLIDATED BALANCE SHEETS

	December 31st		March 31st
	2006	2005	2007
			(Unaudited)
ASSETS
Current Assets
Cash	$1,454,648	$323,822	$3,405,610
Prepaid Expenses & Advance Payments	254,436	—	325,166
	1,709,084	323,822	3,730,776
Fixed Assets
Land & Buildings	700,007	—	1,012,088
Machinery & Vehicles	34,834	—	35,455
Equipment & Furniture	35,075	14,757	39,463
Less: Accumulated Depreciation	(9,530)	(6,239)	(12,504)
	760,386	8,518	1,074,502
Other Assets
Equipment deposits	823,200	—	823,200
Capitalized construction costs	79,818	—	190,193
Deposits	3,150	3,150	3,150
	906,168	3,150	1,016,543
TOTAL ASSETS	$3,375,638	$335,490	$5,821,821

LIABILITIES AND EQUITY

Current Liabilities
Accounts payable and accrued expense	$12,397	$3,981	$14,605
Corporate taxes payable	2,157	2,976	2,157
Due to affiliated companies (net)	1,156,428	258,099	1,172,312
	1,170,982	265,056	1,189,074
Minority Interests	—	—	492

Equity
Common Shares: $.001 par value 175,000,000 shares authorized; 2,220,000 (2005), 4,690,010 (2006), 7,191,910 (2007) shares issued and outstanding	4,690	2,220	7,192
Additional paid in capital	4,687,383	2,217,780	7,185,708
Accumulated other comprehensive income (loss)	(1,002)	—	36,084
Accumulated deficit	(2,486,415)	(2,149,566)	(2,596,729)
	2,204,656	70,434	4,632,255
TOTAL LIABILITIES & EQUITY	$3,375,638	$335,490	$5,821,821

See accompanying notes to the consolidated financial statements

AMIWORLD, INC.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	Years Ended		Three Months Ended
	December 31st		March 31st
	2006	2005	2007	2006
				(Unaudited)
General and Administrative Expenses
Legal and professional	$165,938	$133,010	$56,445	$41,350
Rents	95,713	96,430	23,894	18,213
Wage expense	49,235	39,247	15,671	9,167
Advertising, marketing, and public relations	14,283	—	8,034	—
Hotel, travel, and entertainment	12,313	13,837	509	3,408
Supplies and office expense	8,757	5,935	4,129	1,744
Listing, sponsor, and transfer agent fees	5,000	15,039	—	—
Corporate taxes and related	4,044	1,665	4,939	250
Depreciation	3,248	1,483	2,846	—
Miscellaneous	847	2,192	—	349
Telephone	719	246	345	159
	360,097	309,084	116,812	74,640
Other Income and (Expense)
Interest Income	18,661	525	6,490	789

Income (loss) before provision for income tax	(341,436)	(308,559)	(110,322)	(73,851)

Provision for income tax	—	—	—	—

Minority Interest net loss	4,587	—	8	—

Net Income (Loss)	$(336,849)	$(308,559)	$(110,314)	$(73,851)

Other Comprehensive Income (Loss) – Net of Tax
Foreign currency translation gains (losses)	(1,002)	—	37,086	—

Comprehensive Income (Loss)	$(337,851)	$(308,559)	$(73,228)	$(73,851)

Weighted average (loss) per share (Basic and fully diluted)	$(0.13)	$(0.16)	$(0.02)	$(0.03)

Weighted average number of common shares outstanding	2,600,494	1,872,055	5,394,672	2,200,000

See accompanying notes to the consolidated financial statements

AMIWORLD, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31st	Year Ended December 31st	Three Months Ended March 31st	Three Months Ended March 31st
	2006	2005	2007	2006
				(Unaudited)
CASH PROVIDED BY (USED FOR):
Operating Activities	$(336,849)	$(308,559)	$(110,314)	$(73,851)
Net (Loss)
Items not involving an outlay of funds:
Depreciation and amortization	3,291	1,483	2,950	—
Minority Interest in net income (loss)	(4,587)	—	(8)	—
	(338,145)	(307,076)	(107,372)	(73,851)

Change in non-cash operating balances
Prepaid expenses & advance payments	(254,436)	—	(65,993)	—
Equipment deposits	(836,797)	—	—	—
Accounts payable and accrued expense	8,416	998	2,026	(1,089)
Corporate taxes payable	(819)	165	—	(1,000)
Due to affiliated companies (net)	898,753	246,270	9,535	7,151
Net cash used for operating activities	(184,883)	247,433	(54,433)	5,062

Investing Activities
Purchase of fixed assets	(749,177)	(6,578)	(304,121)	—
Pre-operative spending	(79,818)	—	(108,888)	—
Net cash used for investing activities	(828,995)	(6,578)	(413,009)	—

Financing Activities
Issuance of common stock	2,471,000	400,000	2,501,900	—
Net cash provided from financing activities	2,471,000	400,000	2,501,900	—

Effect of exchange rate changes on cash	11,849	—	23,876	—

Increase (decrease) in cash	1,130,826	333,779	1,950,962	(68,789)

Cash, beginning of year	323,822	(9,957)	1,454,648	323,822

Cash, end of year	$1,454,648	$323,822	$3,405,610	$255,033

Schedule of Non-Cash Investing and Financing Activities
Non Cash Compensation paid for common stock	$1,000	$—	$—	$—
Supplemental Disclosure
Cash paid for interest	$—	$—	$—	$—
Cash paid for income taxes	$—	$—	$—	$—

See accompanying notes to the consolidated financial statements

AMIWORLD, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

	Common Stock
	Shares	Amount	Paid In Capital	Accum. Deficit	Accum. Other Comprehensive Income (Loss)	Stockholders’ Equity
Balance at December 31, 2004	1,820,000	$1,820	$1,818,180	$(1,841,007)	—	$(21,007)

Proceeds from issuance of stock	400,000	400	399,600	—	—	400,000

Net Income (loss) for the period	—	—	—	(308,559)	—	(308,559)

Balance at December 31, 2005	2,220,000	$2,220	$2,217,780	$(2,149,566)	$—	$70,434

Proceeds from issuance of stock	2,470,000	2,470	2,468,603	—	—	2,471,073

Compensatory stock issuances	10	1	1,000	—	—	1,000

Foreign currency Translation gain/(loss)	—	—	—	—	(1,002)	(1,002)

Net income (loss) for the period	—	—	—	(336,849)	—	(336,849)

Balance at December 31, 2006	4,690,010	$4,690	$4,687,383	$(2,486,415)	$(1,002)	$2,204,656

Proceeds from issuance of stock	2,501,900	2,502	2,498,325	—	—	2,500,827

Foreign currency translation gain/(loss)	—	—	—	—	37,086	37,086

Net Income (loss) for the period	—	—	—	(110,314)	—	(110,314)

Balance at March 31, 2007 (Unaudited)	7,191,910	$7,192	$7,185,708	$(2,596,729)	$36,084	$4,632,255

See accompanying notes to the consolidated financial statements

Amiworld, Inc.

Notes to the Consolidated Financial Statements

December 31, 2006 and 2005, and March 31, 2007 (Unaudited)

(1)	Nature of organization

Amiworld, Inc. (the “Company”) was incorporated in the State of New York, U.S.A. on October 30, 1998 as Amuru International Inc. The Company changed its name on April 28, 1999 by filing an amendment to the certificate of incorporation. The Company on November 20, 2006 formed a Nevada corporation by the same name and conducted a private placement. On March 30, 2007 the Nevada corporation acquired all outstanding shares of the New York corporation in exchange for stock and the New York corporation was subsequently dissolved effectively re-incorporating the Company to Nevada and recapitalizing the Company with a new share structure.

The primary objective of the Company has been revised and the Company has now placed emphasis on developing its energy and energy related businesses. The primary division of the Company is the construction and operation of a bio-diesel factory in Columbia. Additional operations will include the future development of a petroleum diesel factory in Columbia, the acquisition of oil tankers, and the brokerage of oil related products in South America, Central America, the Caribbean, and the United States. The Company continues to have other investment objectives, such as the pursuit of real estate, managed futures, technology and retail firms, and any other investments that offer short term gains that may be pursued in the future.

The Company in March 2007 also acquired a subsidiary, Odin Energy Santa Marta Corporation Sociedad Anomina (“Odin Energy”) in a transaction accounted for as a common control acquisition. The results of operations of Amiworld, Inc.-New York have been consolidated with those of Amiworld, Inc.-Nevada from November 17, 2006 (inception) forward and with those of Odin Energy from September 11, 2006 (inception). In addition, the Company consolidated the activities of its subsidiary, Odin Petroleum, Inc.

(2)	Significant accounting policies

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

(a)	Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Amiworld, Inc. and its majority owned subsidiaries Odin Energy and Odin Petroleum, Inc. All intercompany accounts and transactions have been eliminated in consolidation.

Amiworld, Inc.

Notes to the Consolidated Financial Statements

December 31, 2006 and 2005, and March 31, 2007 (Unaudited)

(b)	Long-Lived Assets

In accordance with Statement of Financial Accounting Standard 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”, the Company regularly reviews the carrying value of intangible and other long-lived assets for the existence of facts or circumstances, both internally and externally, that may suggest impairment. If impairment testing indicates a lack of recoverability, an impairment loss is recognized by the Company if the carrying amount of a long-lived asset exceeds its fair value.

(c)	Revenue recognition

Gains or losses on investments are recognized when realized. Interest income is recognized when it is earned.

(d)	Use of estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the balance sheet, as well as reported amounts of income and expenses during the fiscal year. Actual results could differ from those estimates.

(e)	Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity of three months or less as cash equivalents.

(f)	Fixed assets

Property and equipment acquired is stated at cost. Depreciation is calculated on the straight line method based on the useful life of the assets with lives of 15-20 years for buildings, 5 years for machinery and vehicles, and 5-10 years for equipment and furniture.

(g)	Financial instruments

The carrying value of the Company’s financial instruments, as reported in the accompanying balance sheets, approximates fair value.

Amiworld, Inc.

Notes to the Consolidated Financial Statements

December 31, 2006 and 2005, and March 31, 2007 (Unaudited)

(h)	Construction costs

The Company capitalizes costs associated with the construction of its bio-diesel plant.

(i)	Foreign exchange

Monetary assets and liabilities expressed in foreign currencies are translated into U.S. dollars at year end rates. Transactions in foreign currencies are translated into U.S. dollars at the exchange rate in effect on the transaction date.

Realized exchange gains or losses on transactions during the year are credited or charged to the profit and loss account. Unrealized exchange gains or losses arising on the translation of foreign currency monetary assets and liabilities are credited or charged to the profit and loss account.

(j)	Net income (loss) per share

The net income (loss) per share is computed by dividing the net income ( loss ) by the weighted average number of shares of common outstanding. Warrants, stock options, and common stock issuable upon the conversion of the Company’s preferred stock (if any), are not included in the computation if the effect would be anti-dilutive and would increase the earnings or decrease loss per share.

(k)	Comprehensive income (loss)

The Company accounts for comprehensive income (loss) under Statement of Financial Accounting Standards No. 130, “Reporting Comprehensive Income” (“SFAS 1230”). SFAS 130 establishes standards for reporting and display of comprehensive income and its components. The foreign currency translation gains (losses) resulting from the translation of the financial statements of Odin Energy, expressed in Columbian pesos, to United States dollars are reported as Other Comprehensive Income (Loss) in the Consolidated Statements of Income and Comprehensive Income and as Accumulated Other Comprehensive Income (Loss) in Consolidated Statements of Stockholders’ Equity.

(l) Products and services, geographic areas, and major customers

The Company plans to generate revenue upon completion of its Columbian biodiesel plant from sales to external customers, primarily fuel distributors in that country. The Company’s long term assets are held through Odin Energy in Columbia.

Amiworld, Inc.

Notes to the Consolidated Financial Statements

December 31, 2006 and 2005, and March 31, 2007 (Unaudited)

(m) Recent accounting pronouncements

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments-an amendment of FASB Statements No. 133 and 140.” SFAS No. 155 allows financial instruments that contain an embedded derivative and that otherwise would require bifurcation to be accounted for as a whole on a fair value basis, at the holders’ election. SFAS No. 155 also clarifies and amends certain other provisions of SFAS No. 133 and 140. This statement is effective for all financial instruments acquired or issued in fiscal years beginning after September 15, 2006. The adoption of SFAS No. 155 is not expected to have a material impact on our consolidated financial condition or results of operations.

In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets-an amendment of FASB Statement No. 140.” SFAS No. 156 provides guidance on the accounting for servicing assets and liabilities when an entity undertakes an obligation to service a financial asset by entering into a servicing contract. This statement is effective for all transactions in fiscal years beginning after September 15, 2006. The adoption of SFAS No. 156 is not expected to have a material impact on our consolidated financial condition or results of operations.

In June 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, and disclosure. FIN 48 is effective for fiscal years beginning after December 15, 2006. We are in the process of evaluating the impact, if any, FIN 48 will have on our consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. SFAS No. 157 defines fair value, establishes a framework for measuring fair value under GAAP and expands disclosures about fair value measurements. SFAS No. 157 applies to other accounting pronouncements that require or permit fair value measurements, but does not require any new fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Early application is encouraged, provided that the reporting entity has not yet issued financial statements for an interim period within that fiscal year. The Company estimates that the initial application of SFAS No. 157 will not be material.

Amiworld, Inc.

Notes to the Consolidated Financial Statements

December 31, 2006 and 2005, and March 31, 2007 (Unaudited)

(3) Related party transactions and balances

Our headquarters are located at 60 E. 42nd Street, Suite 1225, New York, NY 10165, telephone (212) 557-0223. This space consists of approximately 543 square feet of executive office space and is subleased pursuant to a verbal agreement on a month-to-month basis from a company owned by Mr. Saito, our CEO at a monthly rental rate of $2,267.

The Company also has a lease agreement for office space with JASB of New York Corporation at 60 East 42nd Street, Lincoln Building, Suite 1132, New York, NY 10165. The monthly base rent was $1,901 for the lease term which ended on October 31, 2004. A 3 year lease renewal agreement was made from November 1, 2004 until October 31, 2007 and the monthly base rent is $1,584.

We also sublease an apartment on a month-to-month basis that is used by our employees, located at 240 East 47th Street, Apt.10E, New York, NY 10017. This property is leased pursuant to a verbal agreement from Tory Pines Resort Inc., an affiliated entity, at a monthly rent of $2,775.

In December 2006, we formed Odin Petroleum Corp., a New York corporation, which will engage in the oil brokering business, by purchasing and selling oil on the open market, which will be shipped by ships provided by Great Voyages. We own 95% interest in this company. The remaining 5% interest in Odin Petroleum is owned by our management.

From time to time both we and our predecessor company, Amiworld-NY have borrowed funds from affiliated entities. Following is a table of balances owed by us, or to us, as of December 31, 2006 and 2005:

The related party balances are comprised of the following:

	3/31/ 2007	2006	2005
(Payable) - Amuru USA, Inc.	$(7,453)	$(7,453)	$(7,453)
(Payable) - Max Skyweb Corp.	(3,161)	(3,161)	(3,161)
(Payable) - EUBK Holdings	(13,000)	(13,000)	(13,000)
(Payable) - Great Voyages	(9,560)	(9,560)	(9,560)
(Payable) - Z International NY	(25,012)	(25,012)	(1,975)
(Payable) - EBOA Ltd.	(643,999)	(643,999)	(209,674)
(Payable) - BO Atlantic Ltd.	(405,635)	(405,635)	(5,635)
(Payable) - Atlantic Amuru Corp.	(8,205)	(8,205)	(8,205)
(Payable)/Receivable – JASB of New York Corporation	(56,287)	(40,403)	564
	$(1,172,312)	$(1,156,428)	$(258,099)

Amiworld, Inc.

Notes to the Consolidated Financial Statements

December 31, 2006 and 2005, and March 31, 2007 (Unaudited)

All parties are related to the Company through common directors, shareholders or common control.

Related party balances are unsecured and due on demand.

(4)	Income taxes

The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109 (“SFAS 109”). Under SFAS 109 deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

At December 31, 2006 and 2005, the Company had net operating loss carryforwards for U.S. purposes of approximately $ 2,329,637 and $ 2,003,459 which begin to expire in 2018. The deferred tax asset of $ 465,928 and $ 400,692 created by the net operating losses have been offset by a 100% valuation allowance. The change in the valuation allowance in 2006 and 2005 was $ 65,236 and $61,434, respectively.

(5)	Share capital

The Company’s authorized share capital is comprised of 175,000,000 voting common shares with a par value of $0.001 each and 25,000,000 non-voting preferred shares with a par value of $0.001 each. No rights or preferences on the preferred stock have been established by the Board of Directors of Amiworld, Inc.

(6)	Leases and lease commitments

The Company has a lease agreement for office space with JASB of New York Corporation at 60 East 42nd Street, Lincoln Building, Suite 1225, New York, NY 10165. The monthly base rent was $2,899 and the lease term ended on October 31, 2004. A 3 year lease renewal agreement was made from November 1, 2004 until October 31, 2007 and the monthly base rent is $2,267.

Amiworld, Inc.

Notes to the Consolidated Financial Statements

December 31, 2006 and 2005, and March 31, 2007 (Unaudited)

The Company has a lease agreement for office space with JASB of New York Corporation at 60 East 42nd Street, Lincoln Building, Suite 1132, New York, NY 10165. The monthly base rent was $1,901 for the lease term which ended on October 31, 2004. A 3 year lease renewal agreement was made from November 1, 2004 until October 31, 2007 and the monthly base rent is $1,584.

The Company had a lease agreement with Tory Pines Resort Inc. for an apartment to be used by the Company’s employees. The apartment is located at 240 East 47th Street, Apt.10E, New York, NY 10017. Yearly lease renewals have been made and a monthly rent of $2,700 was in effect until August 31, 2005. In August of 2005, an annual renewal agreement was made for a monthly rent of $ 2,850 which was effective until August 31, 2007.

All of the above lease agreements are with related parties.

We also lease an office at Carrera 1 a No. 22-58, Piso 4, Oficina 406, Santa Marta, Magdalena, Columbia, which consists of 91 square meters of executive office space. This space is currently being occupied by Odin Energy as it’s principal place of business until such time as our proposed bio-diesel plant is completed. We pay a monthly lease payment of $805 (1,769,400 pesos). This lease expires August 31, 2008.

We also lease two furnished apartments in Columbia, including (i) Edificio Costa Brava – Sector Pozos, Calle 88, No. 142, Apt. No. 802B, consisting of 488 square meters for which we pay monthly rent of $2,250 ($5,000,000 pesos), plus monthly utilities/building expenses as incurred; and (ii) Edificio Las Torres de Colon, Apt 15B, Cra 1a No 20-104, consisting of 115 square meters, for which we pay a monthly rent of $765 ($1,700,000 pesos), plus $93.27 in utilities/building expenses These leases expire in January 5, 2008 and January 18, 2008, respectively.

Rent expense for all leases for December 31, 2006 and 2005 was $ 95,713 and $ 96,430 respectively. Rent expense for all leases for the three months ended March 31, 2007 was $23,894.

Future lease expense for all leases for December 31, 2007 is $102,246 and for December 31, 2008 is $3,975. The total future lease payments are $108,221.

Amiworld, Inc.

Notes to the Consolidated Financial Statements

December 31, 2006 and 2005, and March 31, 2007 (Unaudited)

(7) Going Concern

The Company has suffered recurring losses from operations. This condition raises substantial doubt about the Company’s ability to continue as a going concern. The Company may raise additional capital through the sale of its equity securities, through offerings of debt securities, or through borrowings from financial institutions. Management believes that actions presently being taken to obtain additional funding provide the opportunity for the Company to continue as a going concern